Filed by Global SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Gorilla Technology Group Inc.

Commission File No. 333-262069

1 | P a g e z Investmen t Thesis The Shift – Over the past few years, we have been connecting more devices and generating data, faster than ever before . Increasing real time analysis of the data has brought about a seismic change, in what is called, Edge Computing . Founded in 2001 , Gorilla is a global leader in Edge AI technology and has spent more than two decades developing its edge computing technology which combines with network edge server/cloud computing to deliver the best-in-class services to its customers that include leading names across industries and geographies . ▪ Best-in-class technology and a core technology roadmap will keep Gorilla at the forefront of the Edge AI market . Gorilla’s expert capabilities in all facets of Edge AI technology make it a standout player in this market . It is the only player with high competence or expertise in all segments, including Edge AI Appliances, Edge AI Inference Models, 5 G-Edge AI Smart Solutions, Platform Independence, among others . The company also has a continuous core technology development roadmap focused on the Platform Independent AI Software for Massive AI SOC and Extended Market that will keep it at the forefront of edge AI solutions for managed service providers, distributors, system integrators, and hardware manufacturers . We believe this strong technology differentiation is the key source Gorilla’s moat and will ensure sustained growth for the company in foreseeable future . ▪ Well defined growth strategy aimed at increasing win rate and adding marquee clients will help drive revenue growth in the coming years, while boosting profitability . The company has a well laid out four-step winning sales strategy that includes 1 ) establishing strategic position and increasing win rate, 2 ) gaining key marquee clients in the U . S . and Europe, 3 ) creating an integrated global footprint and managed services platform, and 4 ) creating significant competitive advantages through collaboration and creating significant value-add for customers . Growth will also be driven by the company’s local know-how, business network, and $ 100 million+ growth investment it plans to make in the comping years, as well as its global expansion strategy aimed at growing its salesforce across continents (NA and EU) and maintaining its leadership position in the APAC region . Overall, Gorilla’s topline is expected to grow at 50% + CAGR to $ 400 million by 2026 and will be complemented by expanding profit margins and rising operating cash flow . ▪ Edge computing is on the cusp of explosive growth and offers a $ 250 billion opportunity for Gorilla . Global spending on edge computing is expected to exceed $ 250 billion by 2024 . The fast-paced growth of this industry will be driven by the advantages of edge computing, which is now ready to displace cloud computing as volume of data continues to grow at a rapid pace across various end-use industries . Gorilla has been working on this disruptive technology for 20 + years and is well placed to lead the technological shift in computing thanks to its expertise in edge software, edge hardware, and services, which make Gorilla a universal partner of choice for customers looking to deploy edge computing and will lead client acquisition . ▪ The transaction with Global SPAC Partners Co . (NASDAQ : GLSPU) values Gorilla at $ 708 million, which is 10 . 9 x its 2022 P revenue and a discount to peers . Gorilla’s sales multiple reflects a big discount compared to the CY 22 sales multiple of its peer group consisting of SaaS players, automation technology companies, and automation software comparison . The average CY 22 sales multiple of the peer group stands at 17 . 9 x, suggesting that Gorilla is valued at a ~ 39 % discount to its peers on average . The fully diluted proforma EV also reflects a 75% + discount to the company’s $ 3 . 0 billion implied valuation based on 2026 P revenue . Given Gorilla’s superior technology and positioning vs . peers, we expect the valuation gap with peers to narrow soon and expect Gorilla to trade at par or at a premium valuation compared to its peer group . Global SPAC Partners Co. (NASDAQ: GLSPU) Initiation - Gorilla Technology Group Inc. (Proposed Ticker GRRR) Thursday, January 13, 2022 DEAL CONTOURS & VALUATION SPAC Global SPAC Partners Co. (NASDAQ: GLSPU) DE-SPAC Gorilla Technology Group Inc. Combined Entity Gorilla Technology Group Inc. Proposed Ticker GRRR Pro-Forma EV $708 Mn EV/2022P Revenue 10.9x Gorilla Rollover $657 Mn Equity Cash in SPAC Trust $169 Mn Net Cash to $159 Mn Balance Sheet Deal Closure ~April 2022 FUNDAMENTALS Group Revenue ($-Mn) CY22P $65 CY23P $90 CY24P $151 CY25P $254 CY26P $402 CY26 EBITDA Margin 45% + CY26 Gross Margin 56% + CONTACT Peter Wright Intro-act 617 - 454 - 1 0 88 peter@intro-act.com Please refer to disclaimers at the end of this report for more information about Intro-act, and this report.

2 | P a g e The Business Combination Global SPAC Partners Co. + Gorilla Technology Group Inc. ▪ Global SPAC Partners Co . (GLSPU) is a NASDAQ listed special purpose acquisition company that closed its IPO on April 13 , 2021 . The company was formed with the intent of entering into a merger within South & Southeast Asia, Middle East and North Africa (MENA) . It is led by an experienced management team that possesses a strong understanding of the SPAC structure and extensive networks within the target regions . Global is led by Jay Chandan, Chairman, Bryant B Edwards, Chief Executive Officer, Steve Cannon, Chief Operating Officer and President, and Long Long, Chief Financial Officer . ▪ Global’s units, subunits and warrants are currently trading on the Nasdaq Capital Market under the symbols “GLSPU,” “GLSPT,” and “GLSPW,” respectively . Each unit contains one subunit and ¾ warrant and holders of the unit may elect to separately trade Global’s subunits and warrants included in the units under the symbols “GLSPT” and “GLSPW,” respectively . Those units not separated continue to trade on the Nasdaq Capital Market under the symbol “GLSPU . ” Each subunit contains one class A ordinary share and ¼ warrant . ▪ Gorilla, headquartered in Taipei, Taiwan, is a global leader in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology . The company develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security and Smart Media . In addition, Gorilla provides a complete Security Convergence Platform to government institutions, Telecom companies, and private enterprises with network surveillance and cyber security . Gorilla places an emphasis on offering leading technology, expert service and precise delivery, as well as ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency . With continuous core technology development, Gorilla delivers edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers . ▪ On December 22 , 2021 , Global SPAC Partners Co . and Gorilla Technology Group Inc . announced that they have entered into a definitive merger agreement . Upon completion of the transaction, the combined company will be called Gorilla Technology Group Inc . and is expected to be publicly listed on Nasdaq under the symbol “GRRR” . The transaction values Gorilla at a pro forma enterprise value of approximately $ 708 million and provides up to $ 169 million in gross proceeds from cash held in Global’s trust account (assuming no redemptions) . The merger closing is conditioned upon Global having at least $ 50 million in gross cash proceeds at closing from either Global’s trust account or other sources . ▪ In the transaction, a newly formed wholly owned subsidiary of Gorilla will merge with Global, with Global being the surviving entity, and with Global shareholders and holders of Global warrants receiving equivalent shares and warrants of Gorilla as the successor public company . As part of the transaction, the outstanding equity of Gorilla will be converted into equity of the combined company . Existing Gorilla shareholders will receive no cash consideration, and will retain all of their current equity interests (after giving effect to a pre-closing reorganization), effectively rolling over their current ownership into an equivalent of approximately 65 million shares of Gorilla . ▪ Up to $ 159 million of cash remaining on Global’s balance sheet (assuming no redemptions) at the closing of the transaction, after paying off transaction expenses, is expected to remain on Gorilla’s balance sheet for working capital, growth capex and other general corporate purposes . ▪ The Board of Directors of Gorilla and Global, respectively, have approved the transaction . The transaction will require the approval of the shareholders of Global and Gorilla, and is subject to other customary closing conditions, including the receipt of certain regulatory approvals . The transaction is expected to close late in the first quarter of 2022 .

3 | P a g e Chart 1: Transaction Overview (1/2) Source : Intro-act, Company Presentation Assumptions : Source of Funds : Assumes full Trust amount, assuming no redemptions by Global's existing public shareholders, which satisfies the $ 50 million minimum cash condition to closing . Use of Funds : Estimated Fees & Expenses include all legal & financial fees related to the merger transaction . Pro Forma Illustrative Primary Ownership includes only (i) existing SPAC 21 . 75 million shares ( 16 . 75 million public, 4 . 19 million Founder shares, 0 . 1 million u/w, 0 . 7 million IPO PIPE) and (ii) 65 million rollover shares to existing Gorilla shareholders, while excludes (iii) shares issuable from exercise of 13 . 1 million outstanding warrants with a strike price of $ 11 . 50 . Chart 2 : Transaction Overview ( 2 / 2 ) Source: Intro-act, Company Presentation

4 | P a g e Company Overview Gorilla Technology – The Global Edge AI Leader ▪ Founded in 2001 , Gorilla is a global leader in edge AI technology . Gorilla Technology was established with the vision of being a global leader in video intelligence, Internet of Things (IoT) technologies, and cybersecurity . It maintains that vision and specializes in video analytics, network security, and big data to support a wide range of solutions for commercial, industrial, cities, and government purposes . The machine learning and deep learning video analysis algorithms from Gorilla can identify, analyze, and extract information from digital content to drive business decisions — whether that be in healthcare, transportation hubs, manufacturing, or retail . The company places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency . With continuous core technology development, Gorilla aims to deliver edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers . Chart 3: Gorilla Technology – Successful Journey Over Two Decades Source: Intro-act, Company ▪ Gorilla as a company can support full-fledged platform-as-a-service through its AI Models, AI Appliance, and entire EDGE Analytics as Software-as-a-service (SaaS) . Gorilla’s leading edge AI technology has been developed over the last 20 years and includes 36 patents granted or pending with solutions available across hardware platforms, and via AI models, AI appliances, and AI SaaS modules . It develops a wide range of video-centric and content management solutions including Smart Cities, Smart Retail, and Enterprise Security . In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cybersecurity . ▪ It offers these solutions both on a standalone basis or as a complete package/suite on which clients can build their solutions .

5 | P a g e Chart 4: Gorilla Technology – Unique Offerings Source: Intro-act, Company ▪ Gorilla’s best-in-class AI video analytics capabilities have been recognized by various institutions and research houses . The company has also won numerous domestic and international awards for its technologies and work done over the past few years, establishing itself as a leading player in edge AI as well as the AI video analytics market . The key institutions and research houses that have recognized Gorilla as a leading manufacturer of AI video analytics include National Institute of Standards and Technology (NIST), University of Massachusetts, Forrester, Research and Markets, Intense Research, MarketsandMarkets, and IPVM . Chart 5: Gorilla Technology – Recognized as a Leading Manufacturer of AI Video Analytics Source: Intro-act, Company ▪ The company’s medium-term goal is to capitalize on the global opportunity provided by the edge AI market and its global presence validates its strategic goal . Gorilla has more than two decades of experience in markets around the world and has established relationships and cultivated partnerships with industry giants and government agencies to deliver superior solutions and services . Apart from an innovation center in Taipei, the company has operation centers spread across North America, Europe, and the Asia Pacific (APAC) region .

Intro-act

Chart 6: Gorilla Technology – Global Sales, Service, and Innovation Centers


TOKYO
Gorilla Japan
Asteria AIxIoT Demo Center
SAN FRANCISCO
Gorilla USA
Intel EBC Demo Center
TAIPEI
Gorilla Headquarters & Innovation Center
JAKARTA
Gorilla Indonesia
RIYADH
Gorilla Saudi Arabia
Gorilla Demo Center
SYDNEY
Gorilla Australia
BANGKOK
Gorilla Thailand
Gorilla Demo Center
SINGAPORE
Dell AI Experience Zone

Source: Intro-act, Company

- **Gorilla's strong positioning is reflected in its list of technology partners that include Softbank (Japan), Intel (US) and Dell (US), among others, and leading clients across the world** including Danone, ExxonMobil, AIS (Thailand's Largest Mobile Operator, SET: ADVANC), ITOCHU Techno-Solutions Corporation (Japan's Leading System Integrator, TYO: 4739), MACNICA, Inc. (Japan's Leading Distributor, TYO: 3132), MARUBUN CORPORATION (Japan's Leading Distributor, TYO: 3132), PT Synnex Metrodata Indonesia (Indonesia's Leading Distributor, IDX: MTDL), VST ECS (Thailand's Leading Distributor, Member of the VST ECS Group: 0856.HK), Industri Telekomunikasi Indonesia (Indonesia's state-owned manufacture), Auresys (a Singaporean vending machine manufacturer and supplier), Macnica DHW (Brazil's Leading Distributor and joint smart lighting project), Portland International Airport (US), Taoyuan Airport (Taiwan), Taiwan International Port Corporation Ltd. and Taipei Medical University Hospital, among others. The company also has the backing of marquee investors including SBI Group (Japan), Acer (Taiwan), Telstra Ventures (Australia), Asteria (Switzerland) and Dell (US).

Chart 7: The Gorilla Ecosystem


Investors
Awards
Partners
SBI Investment
DELL EMC
VENTURES
acer
Asteria
Best Edge Computing Product Interop Tokyo, Japan, 2019
Intel Partner of the Year Award: Best Innovative Design 2020
2019 & 2020 PARTNER OF THE YEAR
NIST
Face Recognition Test FRVT– Top 20
National Police Information Service Awards: 2018, 2019
intel IoT Solutions Alliance
SoftBank
Telstra
DELL EMC
AIS
PLDT
CTC
MACNICA
JFE
Capgemini
sse
NEOUSYS TECHNOLOGY
Lanner

Source: Intro-act, Company

6 | P a g e

7 | P a g e Industry Overview Edge AI – Shifting Computing Capabilities to Edge from The Cloud ▪ Edge computing is on the cusp of explosive growth and Gorilla is well positioned to benefit from this growth . The surge in the number of connected devices has led to an exponential growth in the volume of data being generated and we expect this to continue to grow at a rapid pace as 1 ) adoption of AI and IoT devices increases and 2 ) 5 G network is rolled out by telecom players worldwide – with the key driver being the amalgamation of AI into the edge ecosystem . Multiple statistics and predictions, for edge computing (or related to it), establish its claim for being a leading technology that is on the cusp of explosive growth . This explosive growth is expected soon as supply-demand theory motivates developers to accelerate the development of edge computing capabilities to meet business needs of organizations . Chart 8: Edge Computing – On the Cusp of Explosive Growth Edge Computing – Statistics and Predictions ▪ Global spending on edge computing to grow at a CAGR of 12.5% to surpass $250 billion by 2024 ▪ Global Edge AI Software market to grow at a CAGR of 24.8% to reach $3.4 billion by 2026 ▪ Global Edge AI hardware market to grow at a CAGR of 20.5% to rise to $3.1 billion by 2028 ▪ Enterprises will spend ~30% of IT budgets over edge computing ▪ By 2022, there will be ~29 billion connected devices and 18 billion of these will be IoT devices ▪ By 2022, 60% of all network resources will be e deployed at remote edge or service provider locations, allowing business leaders to leverage the agility of their network resources, up from 20% in 2020 ▪ By 2023, over 50% of new enterprise IT infrastructure deployed will be at the edge rather than corporate datacenters, up from less than 10% today ▪ By 2024, the number of apps at the edge will increase 800% ▪ 57 percent of mobility decision-makers say they have edge computing on their roadmap ▪ Gartner predicts that by 2025, three-quarters of enterprise-generated data will be created and processed at the edge – outside a traditional centralized data center or cloud. That’s up from just 10 percent in 2018 ▪ Edge cloud service market will grow by at least 50% Source: Intro-act, The Enterprise Project, IDC ▪ Business case . Data is King! And the purpose of Edge Computing is to analyze and make decisions in real time . Edge computing has attracted the attention of a lot of businesses, which is not surprising given the fact that businesses can implement edge computing to achieve multiple business objectives including 1 ) driving revenue growth, 2 ) significantly lowering costs, 3 ) improving quality of service, and 4 ) enhancing customer experience . In the recent past, edge computing has emerged as one of the key technologies available to organizations who are under pressure to deliver more functionality, better responsiveness, higher quality, and improved personalization – and of course at a lower cost . We discuss in detail, why businesses are excited about edge computing . ▪ Technology case . With edge computing attracting a significant chunk of overall global IT spending, technology developers are leaving no stone unturned to bring this technology to market at a commercial scale at the earliest . The potential opportunity has attracted not only the big IT companies, who have the necessary infrastructure and resources to develop this technology but has also led several start-ups to take up the arduous challenge to develop the technology . Like most other disruptive technologies, young companies focused on edge computing, like Gorilla Technology, have proven their worth and are ready with edge computing solutions that organizations can use to achieve their business goals .

8 | P a g e Source: Intro-act, IDC ▪ The global spending on edge computing, estimated to cross $ 250 billion by 2024 , presents Gorilla a significant growth opportunity . The global spending on edge computing is expected to grow at a 12 . 5 % CAGR between 2019 and 2024 to reach $ 250 . 6 billion by the end of the forecast period . Edge computing sits at the intersection of AI, IoT, and Big Data, and promises to improve business agility by bringing the infrastructure and applications closer to where the data is generated and consumed, thereby powering the next wave of digital transformation . Edge computing, considered a futuristic technology until a few years ago, is now a reality – thanks to the miniaturization of processing and storage technology which has significantly altered the network architecture . Some of the key drivers of edge computing include the growing adoption of the Internet of things (IoT) and the need to process a huge volume of data . As businesses continue to increase their capital allocation toward the adoption of edge computing, the spending on edge computing will be spread across the hardware, software, and services categories, with services attracting the biggest chunk of the spending . ▪ Services will be the largest chunk of the edge computing market . From a technology perspective, services will have the largest share of the pie and is expected to account for ~ 46 . 2 % of all edge spending by 2024 . The key technology markets within this category include engineering, managed services, project-oriented, support and deployment, connectivity, IaaS, PaaS, and SaaS technologies . AT&T (NYSE : T), Lumen (NYSE : LUMN), and Verizon (NYSE : VZ), which deliver critical networking capabilities to connect the thousands of planned and deployed edge datacenters, are some of the key players in this category . ▪ Hardware is the second-largest category, accounting for 32 . 2 % of share . Hardware spending will include spending by companies focused on computing, gateways, and network equipment and storage technologies . IDC expects this to be the second-largest technology category accounting for 32 . 2 % of the global spending on edge computing by 2024 . The leading hardware players involved in edge computing include names like Gorilla Technology, AMD (NASDAQ : AMD), Dell Technologies (NYSE : DELL), Ericsson (STO : ERIC-B), HPE (NYSE : HPE), and Intel (NASDAQ : INTC) . ▪ Software companies will account for > 20 % of global spending on computing technologies by 2024 . As software companies work toward making edge computing a reality, the AI and analytics, security, and systems infrastructure will remain the center of attraction within this category . Software companies focused on edge computing will account for 21 . 6 % of global spending on edge computing by 2024 . In addition to Gorilla Technology, Amazon Web Services (AWS), Equinix (NASDAQ : EQIX), Google (NASDAQ : GOOGL), IBM (NYSE : IBM), Microsoft (NASDAQ : MSFT), Oracle (NYSE : ORCL), and Switch (NYSE : SWCH) are some of the leading-edge computing focused software names . Chart 9: Global Spending on Edge Computing Will Surpass $250 Billion by 2024 250.6 222.8 198.0 176.0 156.4 139.1 2019 2020 2021 2022 2023 2024 $ billion

9 | P a g e ▪ The U . S . will dominate the global edge computing market ; from an end-user industry perspective, discrete manufacturing will be the biggest spender on edge computing . The U . S . – which has always been a technological leader – will be at the forefront of the development of edge computing, along with Western Europe . According to IDC, in 2020 , global regional spending shares for the Americas, EMEA, and Asia/Pacific were 45 . 0% , 27 . 9% , and 27 . 2% , respectively . From an end-user industry perspective, edge computing is attracting significant investment from multiple industries including banking, insurance, securities and investment services, discrete manufacturing, process manufacturing, construction, retail, and professional services, personal and consumer services, transportation, healthcare provider, federal/central government, state/local government, education, telecommunications, media, utilities, and wholesale among others . Among these, discrete manufacturing and professional services sectors will account for the largest share of global spending on edge computing through 2024 , followed by retail and process manufacturing sectors . Chart 10: Edge Computing Spend Breakup – By Category Chart 11: Edge Computing Spend Breakup – By Geography Source: Intro-act, IDC ▪ The edge AI software market, estimated to be worth $ 3 . 4 billion by 2026 , will reduce latency and allow businesses to make faster decisions . The global Edge AI Software market is estimated to grow at a CAGR of 24 . 8 % between 2021 and 2026 to reach $ 3 . 4 billion at the end of the forecast period from the present market size of $ 713 . 4 million, per a Valuates report . The sharp growth in demand for edge AI software will be driven mainly by the inherent advantages in key applications such as autonomous vehicles and IoT devices . Growth in the coming years will be driven by rapid increase in the number of intelligent devices and applications and its growing popularity in autonomous vehicle applications . One of the most common characteristics of Edge AI Software is its ability to support essential AI applications including autonomous vehicles . Edge AI Software also adds a lot of value to wearable devices which require computing on the go and cannot rely on cloud services . ▪ Edge AI software enables aggregation, processing, computation, and analysis of data present near or on the edge devices by leveraging AI and IoT technologies . The software helps to process data on edge nodes even in remote and decentralized networks, without cloud connectivity . ▪ North America leads the Edge AI Software market and is expected to hold one of the largest market shares during the forecast period as enterprises take advantage of AI, machine learning, and deep learning to stay ahead in the competition . ▪ Some of the leading players in the Edge AI Software market include Gorilla Technology, IBM ( NYSE : IBM ) , Microsoft (NASDAQ : MSFT), Intel (NASDAQ : INTC), Google (NASDAQ : GOOGL), TIBCO, Cloudera, and Nutanix (NASDAQ : NTNX) . Se r v ic es, 46.20% Hardware, 32.20% Softwa r e , 21.60% Worldwide Edge Computing Spend (2024) = $250 Billion Ame ric as, 45.0% EMEA, 27 . 9% A P A C, 27 . 1% Worldwide Edge Computing Spend (2020) = $156 Billion

Intro-act

Chart 12: Global Edge AI Software Market


$ million
713
890
1,111
1,387
1,731
2,160
2,695
3,364
2019
2020
2021
2022
2023
2024
2025
2026

Source: Intro-act, Valuates

Chart 13: Edge AI – Key Growth Drivers


Edge & AI – A perfect marriage
COST
Moving AI processing to the edge is highly economical & cost effective. Only processed, highly valuable data is sent to the cloud. So, whilst sending and storing huge amounts of data is still expensive, smaller devices at the edge have become computationally powerful, taking after Moore's Law.
LATENCY
One of the greatest benefits of Edge AI is the much faster speed at which data is processed & stored, especially for applications that require real-time processing.
SECURITY
Edge computing makes it possible to guarantee that private data never leaves the local device. Edge computing distributes processing, storage, and applications across a wide range of devices and data centers, which makes it difficult for any single disruption to take down the entire network.
RELIABILITY
Can work without connectivity. With IoT edge computing devices and edge data centers positioned closer to end-users, there is less chance of a network problem in a distant location affecting local customers.

Source: Intro-act, Company Presentation

- **Edge software faces multiple challenges even though it remains at the heart of edge computing.** Edge software is responsible for delivering applications to the network, managing the hardware, and moving workloads around the network. While software developers try to balance these responsibilities, the software is being designed to run workloads as close to where they are needed (and is possible). This is what will drive the successful adoption of edge technology by reducing

10 | P a g e

11 | P a g e 2020 2021 Source: Intro-act, Verified Market Research latency in time-critical applications including gaming, real-time IoT analysis, and autonomous driving . However, diversity will throw a big challenge to software developers as they will have to build and deploy codes that can run on the increasingly diverse types of hardware in locations ranging from servers in metropolitan data centers to microcontrollers in devices on customer premises . In some sense, edge computing is a combination of traditional on-premises computing and modern cloud computing . As such, developers are taking lessons from the hyperscale cloud, from IoT, from metro data centers, and from content delivery networks, and the web, to build something new to suit new hardware, new networks, and a new generation of applications . ▪ Software used for edge applications need to be robust given that their deployment locations may be in remote areas . Due to its underlying concept of bringing computation and analytics closer to the device, edge computing may need to be deployed on devices that are often costly and in hard-to-reach remote locations . This means that the code pushed to the edge probably needs to be self-contained and changes will require a complete package of not just code, but also configurations, required libraries and software-defined environments, ensuring the container can be run anywhere without dependencies . ▪ The Edge AI hardware market is expected to grow at a CAGR of 17 . 2 % to rise to $ 3 . 1 billion by 2028 from $ 870 . 9 million in 2020 . As the demand for edge computing increases, the Edge AI hardware market will experience fast-paced growth as it becomes worth $ 3 . 1 billion by 2028 , per Verified Market Research . As the demand for edge computing increases over the coming years, the demand for faster and efficient edge hardware devices, which promise to offer lower processing time, will grow at a rapid pace . The fast-paced growth and significant demand expected for these devices are attracting innovative players into this market . ▪ IBM has designed an infrastructure that is optimized for edge computing, including servers purpose-built for AI workloads that are both on the edge and near the edge . Paired with storage solutions that provide industry- leading performance and essentially unlimited scalability, businesses will have an edge platform that will enable them to do the most with their data . Gorilla’s Edge Vision AI, on the other hand, is the best video analytic solution for harsh outdoor environments that require public & commercial space management or transportation & parking management . Chart 14: Global Edge AI Hardware Market 3,104 2,648 2,259 1,927 1,644 1,403 1,197 1,021 871 2022 2023 2024 2025 2026 2027 2028 $ million

12 | P a g e ▪ The exponential growth of edge computing due to its wide variety of applications and its widespread use across the world will drive the demand for edge hardware . Edge computing is widely used across sectors and industries and has more than 100 use cases, each having a different requirement . While one use case might demand high-powered GPUs for AI (Artificial Intelligence), another use case may demand low power consumption to lengthen the battery life . Additionally, the location of the equipment, such as a micro edge data center or a wall-mounted industrial cabinet and whether it is being used in ultra-low temperature regions or hot and humid regions also places different constraints on hardware . This leads to the increasing heterogeneity of hardware and the need for a wide range of CPUs, servers, and network accelerators . However, along with heterogeneity of hardware, appropriate for the diverse workloads that will run at the edge, there will be a desire for enough uniformity to allow developers to build applications that will run in largest number of locations – this will lead to increasing standardization which will further create fresh demand for edge computing and edge hardware . ▪ Edge hardware will vary from full-scale racks in a telco central office to a smart camera on a factory production line or in a warehouse connected over private 5 G, or ruggedized for outdoor locations from racetracks to oil rigs, with locations such as factories, offices, and even planes and ships turning into micro data centers . Edge Computing and Edge Artificial Intelligence (AI) – Introduction and Importance ▪ Edge computing refers to the computing that happens at the edge of devices rather than the cloud . The edge, in ‘edge computing’, is the intersection of physical and digital worlds typically referring to locations where sensors and other instruments are capturing data . It is also a metaphor for the outer perimeter of the network, where distributed users and devices connect . Edge computing is defined as the practice of capturing, processing, and analyzing data near where it is created or ‘the edge’ . It is a distributed computing paradigm that includes the deployment of infrastructure and applications outside of centralized datacenters and public clouds closer to where data is generated and consumed . This allows faster insights and actions, better data security and control, and more continuous operation . ▪ Edge computing complements cloud computing and is not its substitute . It is a fact that edge computing brings computing closer to the point where data is generated thus moving it away from the cloud ; however, it is equally important to understand that edge computing is complementary to cloud computing . Both cloud and edge technologies offer unique value and are intertwined and must work in tandem to deliver the best output to organizations . ▪ Edge computing solves key challenges associated with cloud computing . Edge computing brings computing closer to devices and hence delivers immediate value whereas cloud computing delivers long-term value . It also solves the key challenges of bandwidth, latency, resiliency, and data sovereignty associated with cloud computing . Cloud computing remains the core technology used for compute-intensive workloads which are critical to extracting value and insights from loads of data . ▪ Edge AI, which combines edge computing and artificial intelligence, is running AI and machine learning with analytics at the edge and is aimed at bringing the inference part of AI workflow closer to the device . AI processing on edge devices circumvents privacy concerns while avoiding the bandwidth, latency, and cost concerns of cloud-based AI . AI at the edge offers endless opportunities and is presently powering a lot of visual and audio intelligence, enabling new interesting and valuable use cases including security cameras, virtual assistants, smart transportation, industrial IoT, autonomous vehicles, and others .

13 | P a g e Chart 15: Edge Brings Computing Closer to the Endpoint Source: Intro-act, IDC ▪ According to The State of the Edge Report 2021 , the cumulative capital expenditure to support the growing device and infrastructure edge demand between 2019 and 2028 will reach ~ $ 800 billion . Enterprises are willing to put their money on edge computing and are ready to make significant investments toward this . Accordingly, tremendous infrastructure investment will be needed to support the growing device and infrastructure edge demand which is expected to attract cumulative capital expenditure of ~ $ 800 billion over a ten-year period through 2028 . While this spend will involve the purchase of new equipment, it will also include some replacement of existing IT servers and related equipment . The capex on IT equipment for device edge will surpass the capex on IT equipment for infrastructure edges by 2025 as edge computing becomes more mainstream . While the footprint of infrastructure edge will expand globally, APAC will emerge as the most dominant region accounting for 37 . 7 % of the global Infrastructure Edge footprint by 2028 . Europe ( 29% ) and North America ( 20 . 5% ) will be other leading markets for infrastructure edge . Chart 16: Capital Expenditure Involving Edge Computing Will Continue to Grow Through 2028 Source: Intro-act, Company Presentation, Global CAPEX of edge computing devices and infrastructure 2019-2028, Statista.

14 | P a g e Edge Computing: Overcome Limitations of Cloud Computing by Moving Closer to Devices ▪ Cloud computing, while popular, has its own challenges even though it offers unlimited computing power . Edge computing is emerging as the preferred technology which will address the limitations of cloud computing . Over a period, cloud computing has emerged as the most preferred solution for big data processing as it offers unlimited computing power through a network of high-performance servers in the data center . However, it also has its own challenges including high latency, high cost, high bandwidth requirement and security, and edge computing is well placed to address these challenges . These challenges will be addressed by edge computing which according to Open Glossary refers to the delivery of computing capabilities to the logical extremes of a network to improve the performance, operating cost, and reliability of applications and services . Edge computing is emerging as the new ecological model by converging the five key resources – network, computing, storage, application, and intelligence at the edge of the network . ▪ Deployment of edge computing enables organizations to drive faster operational responsiveness, improve energy efficiency, and support new data-driven business models that can capture massive untapped value . A recent IBM survey found that almost two-thirds of organizations intend to invest in AI over a three-year period to create new business models at edge combining intelligent workflow, automation, and edge devices and expect their investments in edge computing to produce a positive ROI of six percent within three years . The sectors best placed to benefit from edge computing include Energy and Utilities, Automotive, and Telecommunications . ▪ Edge computing can drive productivity gains across major sectors including energy, natural resources, transportation, manufacturing, among others, and has more than 100 use cases (discussed later in this report) . Chart 17: Enterprises are Expecting to Generate a 5% to 10% ROI From Investment in Edge Technologies ROI Expectations of Enterprises Looking to Invest in Edge Technologies Source: Intro-act, IBM ▪ The growing dominance of edge computing over cloud computing is also reflected in the fact that the edge AI chip market will likely surpass cloud chips by 2025 . According to EETimes, the edge AI chip market will generate $ 12 . 2 billion in revenue by 2025 surpassing the revenue generated by the cloud AI chip market which is likely to increase to ~ $ 11 . 9 billion by then . This clearly demonstrates that the future of computing lies on the edge . Apart from the advantages offered by edge computing over cloud computing, demand growth for edge AI chips will also be boosted by the availability of low-cost ultra- low-power chips designed specifically for this application . Bigger and established companies are also looking to tap this market opportunity and are making efforts to design and build chips that will support the technological advancement of 5 . 2% 5 . 6% 6 . 2% 6.1% 6 . 5% 7 . 3% 7.3% 7 . 7% 8 . 4% 9 . 8% Energy and Utilities A u tomotive Te le c o m m u n i c at i o n s Industrial Products Consumer Products Government T r a n s p o r ta t ion Media and Entertainment Re t a i l Banking and Financial

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edge AI. In this endeavor, the chip makers are likely to focus on maintaining a balance between CPU, GPU, and AI processing while enhancing flexibility and efficiency – the two most important unmet needs of edge computing.

- AMD (NASDAQ: AMD), ARM (now part of NVIDIA), Intel (NASDAQ: INTC), Maxim, NVIDIA (NASDAQ: NVDA), NXP (NASDAQ: NXPI), and STMelectronics (EPA: STM) are some of the prominent big names focused on developing edge AI chips. However, the significant opportunity is also at the center of the startup's focus who aim to disrupt this market – this list includes names such as Blaize, BrainChip, Deep Vision, Hailo, and FlexLogic, among others.
- **The potential opportunity provided by the edge AI chip market has led large players to boost their product profile by acquiring competent companies. This is also reflected in NVIDIA's acquisition of ARM which places it at the forefront of ARM's IoT ecosystem and cloud-based AI edge computing.**
- **Intel's new Movidius chip package aims to deliver processing power optimized for artificial intelligence into edge devices like cameras and industrial robots.**

- **Edge computing's growing adoption is also reflected in the fact that it is now one of the top priorities for technology decision-makers across multiple industries.** Technology decision-makers are showing keen interest in edge services, which promises to help organizations to overcome the limitation of cloud computing, thereby enabling them to meet their evolving business needs as rising user expectations for consistent high-quality real-time experience is pushing the industry to embrace edge computing. A 2021 IDC survey found that at least 73% of enterprises consider edge as a strategic investment whereas 17% organizations believe it is required by business operations. Edge computing helps organizations improve user experience, reduce costs, and also offers various quantifiable benefits to organizations – as a result, we expect enterprises to increase their spend on this technology in the coming years. The benefits that organizations can realize by adopting edge services vary across industries and include 1) increased productivity, 2) lower costs, 3) new revenue generation opportunities, 4) enhanced security and data privacy protections, and 5) better user experience.

Chart 18: Enterprises are Looking to Edge Technology to Deliver Multiple Business Benefits


Business Benefits of Edge Technology
New product or service opportunities
17%
Increased customer/citizen safety
32%
Reduced communication costs
36%
Increased remote access work opportunities
37%
Process optimization
40%
Improved customer relations/experience
40%
Faster decision making
42%
Improved security & compliance
44%
Increased productivity/efficiency
45%

Source: Intro-act, The Enterprise Project, IDC

- **Edge computing's ability to offer organizations new revenue generation opportunities will be a critical driver of adoption.** Edge computing enables enterprises in different sectors, such as telecom and healthcare, to boost their topline growth by presenting them with new revenue generation opportunities and has the potential to decide the fate of new cutting-edge technologies such as autonomous vehicles and robotic surgery among others.

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16 | P a g e ▪ The rollout of 5 G technologies will allow communication service providers to offer new services to clients as they will be able to offer infrastructure-as-a-service and alternative applications and solutions to enterprises by deploying computing resources at the network edge . It is worth noting that this opportunity has brought telecom operators and hyperscalers together who are now collaborating to promote the various use cases of edge computing including AI/ML, AR/VR, gaming, smart manufacturing, autonomous vehicles, etc . According to Ericsson, ~ 25 % of use cases of 5 G will depend upon edge computing capabilities and majority of the new 5 G revenue potential is expected to come from enterprise & IoT services, of which many will rely on edge computing . ▪ Automation has emerged as one of the key trends in the recent past with autonomous driving now very close to commercialization . However, since autonomous driving is highly dependent upon of processing and computing of gigabytes of data even for taking a small driving decision, delayed processing and computing could lead to fatal outcomes . Edge computing, which will bring computing closer to autonomous vehicles, will enable the vehicles to make decisions faster, and send actionable triggers to accentuators on a real-time basis thereby helping improve the safety performance of these vehicles – a key criterion for the success of autonomous vehicles . Robotic surgery, another use case of automation where every microsecond matters, will also benefit by bringing computation closer to the devices and open new revenue-generating opportunities for the healthcare sector . ▪ Edge offers cost savings opportunities to enterprises and is attracting the immediate attention of Chief Financial Officers (CFOs) and Chief Information Officers (CIOs) looking to optimize their IT spend and enhance their margins . CFOs and CIOs across the globe are now working even more closely to ensure that every dollar spent on IT moves the needle and provides some benefit to their organization . According to findings of a survey conducted by Dimensional Research, at least 77 % of global CFOs said they would help the CIO find a way to fund a new digital transformation project if the initiative delivered strong ROI ; hence, it is not surprising that investment in edge computing is at the core of every CFO’s and CIO’s IT budget planning given its measurable monetary benefits . ▪ The explosive growth in IoT devices will lead to a sharp increase in the volume of data being generated by them . According to IDC, there will be 55 . 7 billion connected IoT devices by 2025 , generating almost 80 B zettabytes (ZB) of data . Traditionally, data from IoT devices or sensors is sent directly to the cloud which requires network bandwidth and has a cost attached . Some of the other costs associated with transferring data to cloud datacenters include associated network hardware costs and those associated with ensuring a robust security system . However, it is not necessary to send all the data to datacenters as edge allows organizations to categorize the data and retain the data, not required to be stored at central datacenters, at edge location thereby reducing the need for costly bandwidth . ▪ Enterprises across industries can expect a 10 % to 30 % reduction in costs from using edge computing and an average operational cost savings of 10 to 20% , according to Analysys Mason . As edge computing on IoT devices helps send only pertinent information to the cloud, the need for data storage on the network is significantly minimized . ▪ According to IBM, 69 % of chemicals, petroleum, and industrial products companies use edge for energy management . ▪ Edge computing also helps reduce power consumption and this is reflected in the responses gathered by IBM in a 2021 survey where 54 % of organizations said they were planning to use edge computing to reduce power consumption . Telecommunications, electronics, and media and entertainment will benefit the most with the deployment of edge computing which will help them decrease power consumption by more than 10% .

17 | P a g e Chart 19: Average Reduction in Annual Power Consumption Due to Use of Edge AI Technology Source: Intro-act, IBM ▪ Another one of edge computing’s advantage is its ability to reduce the risk of cyberattacks when compared to cloud computing . Cloud computing infrastructure increases the data’s vulnerability to cyber and phishing attacks as it has a single point of application . On the other hand, edge computing does not rely on a single point of application, computing, or storage but distributes the processes across a vast range of devices, thereby helping avoid the risks associated with a cyber breach . In case of any security compromises in the edge computing infrastructure, the distributed nature of the network architecture prevents a total shutdown . The compromised parts of the network can be disconnected before they affect the entire network ecosystem . Another advantage is that when less data is transferred, there is less data that can be intercepted . While it can be argued that edge computing significantly expands the potential attack surface it ensures that the damage, if any, remains limited and does not spread across the organizations . The lower risk associated with edge computing helps businesses meet various requirements laid by governments or the organizations own corporate governance guidelines . ▪ The rising popularity and demand for edge computing are associated with the need to process high volume of data close to data generation sources . The IoT architecture in its present state has resource-consuming requirements and will become unsustainable as the number of connected devices continues to grow’, generating huge volume of data . The challenge will become more severe with the increasing sophistication of AI devices which will, in turn, generate even higher volumes of data . Moreover, the existing process of transmitting data over a wide area network, to a centralized system, for processing and computing and then relaying back the trigger action to the devices leads to a delay . Edge computing provides a solution to these major challenges by moving information and analytical models close to the source of data in order to provide compute capability inside an environment where connectivity and response time can be controlled . ▪ Edge computing has more than 100 use cases across sectors with the majority of the use cases for travel, transportation and logistics, energy and materials, and public sector and utilities . Edge computing and Edge AI can be used for multiple purposes across different sectors . McKinsey has identified 100 + use cases for edge computing across 11 sectors (see charts on following pages) . Some of the most common applications of edge computing are 1 ) schedule predictive maintenance, 2 ) quality control, 3 ) customer analytics, 4 ) inventory management, 5 ) smart city lighting and related products, 6 ) intelligent alarm systems, 8 ) medical diagnosis . Telecommunications 11.5% Electronics 11.1% Media and Entertainment 10.7% Healthcare 9.9% Automotive 9.9% Industrial Products 9.7% Retail 9.4% Government 9.2% Banking and Financial 9.2%

18 | P a g e Chart 20: Edge Computing – Key Use Cases (1/3) Source: Intro-act, McKinsey Chart 21: Edge Computing – Key Use Cases (2/3) Source: Intro-act, McKinsey

19 | P a g e Chart 22: Edge Computing – Key Use Cases (3/3) Source: Intro-act, McKinsey

20 | P a g e Company Strategy & Differentiators Best-In-Class Technology, Wide Use Cases, and Four-Step Sales Strategy to Drive Growth ▪ Gorilla’s business model is aimed at capitalizing on the global edge AI opportunity to increase its recurring revenue and profitability and generate cash . Gorilla has set well-defined objectives for the short term, medium term, and long term and has also set the milestones it expects to achieve through these objectives . Over the short term, the company expects to increase its recurring revenue and capitalize on the global opportunity in the medium term . Its short-term and medium- term objectives are aligned with its long-term objective of becoming profitable and generating significant free cash . ▪ AI appliances, AI Models, and AI SaaS are the key service offerings through which Gorilla intends to become a leading global edge AI player . Gorilla has developed strong capabilities in appliance edge computing, data service, and deep learning on the edge and is well placed to commercialize its edge computing capabilities as it moves toward its long-term goal of becoming a profitable and cash-generating company . ▪ The company’s growth strategy is focused on leveraging its best-in-class technology to add marquee clients across industries and geographies, as well as its four-step sales strategy that we discuss in detail later in this section . Chart 23: AI Appliance, AI Models, and AI SaaS are the Core Revenue-Generating Streams of Gorilla Source: Intro-act, Company

21 | P a g e Best-In-Class Technology Portfolio ▪ Gorilla’s portfolio of AI appliances spans across Vision AI applications and Cyber AI applications . Gorilla’s AI appliances are designed for use by government, transportation, enterprise, and retail administrators to monitor and manage visual data which help them enhance their decision-making capabilities . Gorilla’s AI appliances come pre-loaded with award- winning video analytics and are already being used in many projects, at a global level, to enhance public safety, enterprise security, access control, intelligent guidance, and retail analytics . Gorilla’s AI appliances offer multiple advantages to its customers including 1 ) cost-effectiveness, 2 ) flexibility and scalability, 3 ) camera support, and 4 ) easy deployment . Each AI Appliance is designed to keep personal and identifying data secure and compliant with regulations like GDPR at every step . In addition to its best-in-class technical capabilities, Gorilla also offers flexible hardware service and first-line tech support which make its AI appliance a preferred product for those looking to deploy vision AI appliances . Gorilla’s AI appliances come with core capabilities spanning across Vision AI, Mobile Vision AI, and Edge Vision AI . Source: Intro-act, Company Presentation ▪ Gorilla’s Vision AI capabilities are designed to generate significant insights, for customers using video inputs, with respect to human analytics, behavior analytics, and vehicle analytics . We expect this to be a key growth driver in the coming years . ▪ Face and Human Recognition : Gorilla’s human analytics capabilities include face and human recognition capabilities as its intelligent video analytics recognizes and identifies faces which are used in conjunction with Gorilla's BAP software and its facial recognition database . Its face recognition capabilities have multiple use cases and can be used for Watch Lists, VIP identification, Attendance Systems, and Black Lists . At the same time, its human recognition capabilities detect human figures within the video and also recognize additional features like clothing color, gender, eyewear, masks, and age group . Overall, these capabilities are widely used for human and face detection, human analytics, and demographic analytics . ▪ Behavior Analytics : Gorilla’s behavioral analytics capabilities use algorithms that are designed to look for a specific behavior and use more than one frame from the video to determine if an event or behavior has occurred . People counting, line crossing, intrusion detection, direction detection, loitering detection, and crowd detection are some of the most critical use cases of behavioral analytics . ▪ Vehicle Analytics : Gorilla’s vehicle analytics capabilities are widely used by transportation authorities to keep traffic flow running smoothly, reduce traffic violations, and aid with crime investigations . Its edge computing technology generates real-time events and statistical data which can be used for timely decision-making and less workforce deployment . Vehicle detection, license plate recognition, vehicle counting, direction detection, and zone intrusion detection are some of the key use cases of Gorilla’s vehicle analytics capabilities .

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Chart 25: Gorilla's Vision AI Capabilities

Human Analytics	Behavior Analytics	Vehicle Analytics
▪ **Human and Face Detection:** Ensure privacy while gaining deeper insight into new, returning, and repeat facility visitors with fast and accurate face, eyewear, and mask detection.	▪ **People Counting:** Store operation - Product display analysis and better staff allocation; Safety - Control COVID-19 related and other space capacity limit	▪ **Vehicle Detection:** Enhance parking facility operations by understanding parking habits and showing drivers where to find open parking spaces
▪ **Human Analytics:** Grant area and scheduled access levels to employees and VIP visitors via lists. Create block lists for specific people and when unauthorized access attempts occur deliver notifications with perpetrator images to administration.	▪ **Crowd Detection:** Safety - Take responsive action by understanding crowd densities in lobbies, on station platforms, and other indoor spaces.	▪ **License Plate Recognition:** Decrease operational costs by automating entry and exit procedures to grant access to and track usage habits via license plate recognition; License plate recognition channel capability: 3 channels on the Professional model and 2 channels on the Standard model
▪ **Demographic Analytics:** Unlock the next level in security or retail success by leveraging the gender, age, and clothing color analytics - all without compromising personal privacy.	▪ **Intrusion Detection:** Security - Decrease response times by monitoring restricted areas and getting instant alerts	▪ **Vehicle Counting:** Get critical traffic flow information from set time periods
	▪ **Line Crossing Detection:** Safety - Get alerts when platform or other dangerous lines are crossed; Security - Immediately know when intrusions occur in a specific area	▪ **Direction Detection:** Get instant alerts to help curb illegal turns at intersections
	▪ **Loitering Detection:** Security - Detect and stop suspicious behavior when it occurs	▪ **Zone Intrusion Detection: Increase traffic safety by getting** instant alerts when vehicles enter crosswalks out of turn
	▪ **Direction Detection:** Planning and Management - Understand shopper paths and adjust floorplans for efficiency; Security - Use direction violation detection to ensure the proper path is followed	

Source: Intro-act, Company

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23 | P a g e ▪ The second growth driver will be Gorilla’s Mobile Vision AI capabilities which are specifically helpful for driver safety and improving the operational efficiency of public transportation . This best-in-class solution has pre-loaded video analytics which helps in conducting routine checks such as driver identity verification, mask-wearing compliance, and passenger counting . Additionally, real-time alerts detecting people and/or cars around the vehicle’s exterior can prevent the occurrence of potential accidents . Mobile Vision AI helps 1 ) increase passenger safety, 2 ) facilitate proactive vehicle management, 3 ) provide flexibility and scalability, and 4 ) enhance data security . ▪ Optimal performance in harsh environments . Gorilla’s Mobile Vision AI capabilities are also designed to deliver optimal performance in harsh environments and its sensitive internal components are protected by the Mobile Vision AI rugged design . These can operate within a wide range of temperatures, from - 40 Σ to 70 Σ C, and the absence of any moving parts dramatically improve the lifespan and reliability of the system making it perfect for a fleet of vehicles . ▪ Improved operational efficiency with the help of an onboard computer . Gorilla’s Mobile Vision AI delivers edge AI processing where the action happens with Mobile Vision AI analytics in each fleet vehicle, near-zero latency, and decreased network loads open the door to truly real-time alerting and heightened operational efficiency . Chart 26: Gorilla’s Mobile Vision AI Capabilities Use Case Advantages ▪ Face Recognition ▪ The Face Recognition IVA logs who is driving and alerts proper staff when an unauthorized driver takes the wheel. ▪ People Counting ▪ The People Counting IVA detects and counts people for a specified amount of time as they enter or exit vehicles. ▪ Mask Wearing Detection ▪ The Mask Wearing Detection IVA detects passengers who are wearing masks and sends an alert when someone is not wearing a mask. ▪ Crowd Detection ▪ The Crowd Detection IVA detects and alerts administrators to take action when a specified number of passengers are onboard. ▪ People Detection ▪ The People Detection IVA detects travelers waiting at pick-up locations and also detects pedestrians near fleet vehicles. ▪ Vehicle Detection ▪ The Vehicle Detection IVA detects and alerts staff to vehicles that are near fleet vehicles. Source: Intro-act, Company Source: Intro-act, Company Monitor and log every entry and exit to each of your fleet from one control center . Improve riding safety for travelers by ensuring mask and distancing rules are followed . Monitor and log every entry and exit to each of your fleet from one control center . Improve riding safety for travelers by ensuring mask and distancing rules are followed . Chart 28: Gorilla’s Mobile Vision AI – Key Advantages Increased Passenger Safety Proactive Vehicle Management Easily deployed across entire fleets, expansion is as simple as connecting another AI Appliance to the system . Flexibility & Scalability Robust network security via HTTPS support keeps the entire fleet & system safe from malware and other threats . Data Security

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- **Gorilla's Edge Vision AI is the best video analytic solution for harsh outdoor environments that require public & commercial space management or transportation & parking management**. With pre-loaded video analytics, it's easier to excel at and benefit from enterprise security, retail analytics, intersection safety, and parking services. Additionally, having multiple video analytics in one AI Appliance helps Gorilla's customers reduce deployment costs while increasing overall operational efficiency. Human analytics, deployment at public and commercial space, and deployment for transportation and parking space are the key use cases of Gorilla's Edge Vision AI. The specific application of the Edge Vision AI is very similar to the Vision AI applications discussed earlier.
    - **Edge Vision AI works seamlessly in creating a system that can scale to customer's needs** and can be deployed across either at a single site with one AI Appliance or at multiple locations with a mix of AI Appliances and everything in between. As a result, enhanced public and commercial space management, as well as transportation and parking management is now attainable. This scalability and flexibility make it a perfect solution for customers of various size and scale.

Chart 29: Gorilla's Edge Vision AI Architecture Fits Any System


+1
ABC-123
IP Cameras &
Thermal Cameras
IP Cameras
E-100
E-200
Network
IVAR Manager
System Configuration
Work Station

Source: Intro-act, Company

- **Gorilla's Smart Attendance is a complete workforce management solution and will also contribute to the company's sustained growth**. Gorilla offers Smart Attendance Solution to enterprises which enables them to easily track employee health & safety, work hours, clock-ins/outs, absenteeism, and HR management departments in a secure environment, protecting corporate assets and intellectual property. This solution works with the enterprise's existing access control such as card and pin readers and HR systems, thereby synergizing the existing access control systems for a fluid deployment. As a result, it empowers enterprises to deploy a two-step verification process for employees where they first validate their credentials using the existing access control devices to punch in and in the second step verify their profiles using facial recognition. Using biometrics, companies can implement two-factor authentication to accurately identify employees and eliminate buddy-clocking. Some of the key advantages of implementing this two-step verification process are that it prevents tardiness, absenteeism, and other counterproductive work behavior all from a single system in a cost-efficient manner.

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- **Cost-efficient:** This two-step verification process emerges as a cost-effective solution for enterprises since the only additional hardware required for this is a custom tablet installation for facial recognition on top of the existing access control system. Gorilla's Smart Attendance automatically logs employee timestamps directly to a database, reducing manual data entry costs and payroll processing which further helps boost enterprise' profitability.
- **Creation of seamless workplace:** Enterprises can deploy Gorilla's Smart Attendance system across the entire company/factory premises for a smoother rollout which helps in synchronizing all access controls and creating a seamless workplace management permission system. Apart from creating a seamless workplace, Gorilla's Smart Attendance also gives the management complete control over staff movement.

Chart 30: Gorilla's Smart Attendance System


Smart Attendance
Master Access with Video Analytics
Facial Recognition
June Hathaway
37°C

Source: Intro-act, Company

Chart 31: Gorilla's Smart Attendance – Key Advantages


All-in-One Attendance Management
• Accurate Records
• Anti Buddy-clocking
IoT Cross-Connectivity
• Increase Automation
• Increase Efficiency
Access Notifications & Alerts
• Prioritize Security
• Real-time Data
Expandable Integration
• Fits Your Organization
• Can Grow with You

Source: Intro-act, Company

- **Gorilla's proven technology and proven business model also encompasses its AI Models and AI SaaS solutions.** Gorilla's AI models deliver optimized inference and deliver edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers with continuous core technology development. Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency. The company partners with industry-leading companies from cloud infrastructure providers, telecoms, chipset vendors, and storage manufacturers to provide end-to-end solutions for different verticals.
    - **Gorilla has a formidable partnership with Intel which is critical to its AI Models.** Gorilla has worked closely with Intel since 2018 by testing and debugging OpenVINO™ to facilitate its AI development initiative. The OpenVINO™ Toolkit is incorporated into Gorilla's IVA-based solutions, including IVAR™, Smart Retail, Smart Attendance, and

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more. IVAR is a certified Intel Market Ready Solution (MRS). Through this partnership, Gorilla aims to provide AI-on-chip solutions to accelerate computer vision development and deployment for smart devices, drones, and robotics as well as Data-as-a-Service (Daas) innovative business applications.

- **Gorilla's AI SaaS is likely to be launched in 2022 and will offer best-in-class analytics capabilities to customers.** The AI SaaS offering of Gorilla will help customers harness the power of data analytics through 1) AI Big Data Analytics, 2) AI ML/DL Hyper Learning SaaS, and 3) 5G Edge AI Cloud SaaS.

Chart 32: Gorilla's AI Models and AI SaaS Solution


intel
OpenVINO
Intel CPU
• Intel VPU
• NVIDIA GPU
Gorilla Main Boards
• IVA Cores
• Endpoint Protection
AI Models
Vision AI Inferences
Cyber AI Inferences
Retail
Manufacturing
Smart Cities/DSS
Energy and Utilities
Transportation
Public Sector
Education
Hospitality
Health and Life Sciences
Automotive
Banking
Gaming/Entertainment
Gorilla Vertical Solutions
• AI Big Data Analytics
• Command and Control
• Heterogeneous Data via Open API
• Network Edge Computing
AI SaaS
AI Big Data Analytics
AI Hyper Learning

Source: Intro-act, Company

Industry-Leading Technology & Platform Independence the Key Sources of Gorilla's Moat

- **Gorilla's leading edge AI technology has been developed over the last 20 years and includes 36 patents granted or pending with solutions available across hardware platforms, and via AI models, AI appliances, and AI SaaS modules**. It develops a wide range of video-centric and content management solutions including Smart Cities, Smart Retail, and Enterprise Security. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies, and private enterprises with network surveillance and cybersecurity.
  - **Gorilla's technology combines edge computing with network edge server/cloud computing to deliver the best-in-class services to its customers.** Gorilla has spent more than two decades developing its edge computing technology which involves capturing data using multiple video inputs using Gorilla AI toolkit as well as IoT devices. Gorilla's AI appliances are the other key source of data that are used for new AI analytics. The huge amount of data generated at the edge is then processed either at edge servers or cloud servers and processed using Gorilla AI Hyper Learning SaaS or Gorilla AI Big Data Analytics to generate key insights which help in decision making. Overall, Gorilla's technology involves 1) capturing video inputs, 2) data inference, 3) creating alerts, and 4) analyzing the data.
  - **Gorilla's expert capabilities in all facets of Edge AI technology make it a standout player in this market**. Gorilla is the only player with high competence or expertise in all segments, including Edge AI Appliances, Edge AI Inference Models, 5G-Edge AI Smart Solutions, Platform Independence, among others. (See chart below.) We believe this strong technology differentiation is the key source Gorilla's moat and will ensure sustained growth for the company in foreseeable future.

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27 | P a g e Chart 33: Gorilla – A Step Ahead of Its Competitors Source: Intro-act, Company Chart 34: Gorilla on the Edge – AI Lifecycle Source: Intro-act, Company

28 | P a g e ▪ The company’s core technology roadmap will ensure that Gorilla retains its technological edge . Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency . With a continuous core technology development roadmap (see chart below) focused on the Platform Independent AI Software for Massive AI SOC and Extended Market, Gorilla will remain at the forefront of delivering edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers . Chart 35: Gorilla – Core Technology Roadmap Source: Intro-act, Company

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Multiple Use Cases Across Industries to Drive Widespread Adoption of Gorilla's Tech

- **Adoption and growth will be driven by the fact that Gorilla's innovative solutions are deployed across business verticals with multiple use cases for each vertical.** Gorilla provides innovative edge AI-based technology solutions across business verticals that unlock the value of video analytic insights, IoT data, and OT security to deliver digital transformation through intelligent insights which improve performance in sales, operations and understanding of customer and client needs. Some of the best use case of Gorilla's edge solutions are 1) government and public solutions, 2) smart city and transportation solutions, 3) industrial solutions, 4) commercial solutions, and 5) post-pandemic solutions.
    - **Government & Public Service Solutions:** Gorilla's government & public service solutions leverage intelligent video analytics to safely facilitate people and traffic management where access control, attendance, scheduling, and behavior tracking can easily be integrated with existing department's systems. License plate recognition and vehicle detection analytics empower organizations to effectively manage and monitor traffic in key areas. Proven in real-world settings and ready to deploy, Government & Public Service Solutions can elevate any project to the next level with a wide range of intelligent video analytics wrapped in robust network security. We believe Government & Public Service applications from Gorilla's various technologies will help improve life in the cities being built for tomorrow. The three most important use cases of Gorilla's Government & Public Service Solution include 1) Street Surveillance & Traffic Management Solutions, 2) Smart Data Center Solutions, and 3) Smart Prison Solutions.
    - **Gorilla partnered with the Kaohsiung Transportation Bureau to implement a project deploying AI solutions in order to collect data, raise safety awareness and help law enforcement protect their citizens.** Gorilla implemented a Traffic Violation Enforcement AI (TVEA) solution using dynamic AI and video analytics which included installing cameras at road intersections. The solution also used video analytics to detect vehicle types, their locations and license number which led to average violations detection go up to 307 per day which was ~100x the number of violations detected by police. While no tickets were issued for infractions during the recording period, infractions decreased 50% to ~150 violations per day as a result of increased awareness among citizens about proper driving etiquette and pedestrian safety. This speaks about the impact that Gorilla's edge video AI solutions on improving safety and reducing traffic violation in urban areas.

Chart 36: Gorilla's Street Surveillance & Traffic Management Solutions – Use Case: Kaohsiung Transportation Bureau


Challenge
Failure of urban design to integrate traffic flow, lack of law enforcement & poor dissemination of road rules are some of the root causes of traffic violations in dense urban areas. These issues were top of mind for lawmakers at the Kaohsiung City Government in Taiwan when trying to address persistent road violations at most of their city's intersections. Gorilla partnered with the Kaohsiung Transportation Bureau:
• Use advanced video to identify traffic violations
• Catch traffic infractions almost in real time
• Reduce police deployment
• Increase enforcement
• Long term, change traffic management patterns
Solution
Gorilla deployed a sophisticated EDGE AI solution to monitor major intersections:
• Ability to monitor and identify traffic violations using real-time video
• In one intersection, took violations identified from 3/day to 305/day
• Long term goals to decrease the number of infraction by 50% through monitoring and through better traffic management at intersections
• Ability to launch other traffic/city management related services on top
• Deployment cost a fraction of non-EDGE solution
Result
10,000%
Increase in Traffic Enforcement
Gorilla implemented a project deploying AI solutions in order to collect data, raise safety awareness and help law enforcement protect their citizens

Source: Intro-act, Company

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Chart 37: Gorilla's Street Surveillance & Traffic Management Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **High Traffic Violation Rates:** Too many officers required to enforce traffic law at all intersections and roadways; Vehicles and pedestrians both violate the law, which makes intersections dangerous	▪ **Intelligent video analytics at intersections detect vehicle and pedestrian violations such as speeding, wrong driving direction, wrong lane driving, and line-crossing**
▪ **Minimal Traffic Flow Analysis:** Traffic jams cause driver anxiety and negatively impact daily life; Speeding vehicles endanger everyone on the road	▪ **Searches using cross-camera Facial Recognition and License Plate Recognition can locate suspects, criminals, and speeding cars**
▪ **Incomplete Street Safety Measurements:** Searching for a vehicle or a person across all street cameras manually is time intensive; Street parking spots are not usually covered by surveillance cameras	▪ **Vehicle Detection and Classification analyze traffic flow and warn the traffic control center about congestion**

Source: Intro-act, Company

Chart 38: Gorilla's Smart Data Center Solutions


Racks
Aisles
Entrances

Source: Intro-act, Company

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Chart 39: Gorilla's Smart Data Center Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **Complicated to Manage Entrance Access:** Hard to distinguish and enforce the access rights of clients, suppliers, contractors, and employees; Tailgating brings in unauthorized people; No way to know if a suspect is testing the security system to find a way to break in	▪ **Intelligent video analytics immediately detects and alerts to restricted area intrusions, suspicious loiterers, and black listed people; when tailgating occurs, security guards will be instantly alerted; Liveness Detection ensures authorized and real humans get access**
▪ **Difficult to Manage Security in Aisles and Paths:** People can reach other company racks simply by passing the entrance security check; No way to know if a user is dwelling near other company racks without reason	▪ **Facial Recognition ensures rack clients, contractors, suppliers and employees can gain timed access privileges to appropriate areas; Searches using cross-camera Facial Recognition can locate suspicious persons**
▪ **Insecure Rack Management:** Weak single-factor authentication, like a password or a key, used for room access; Surveillance cameras are tampered with or nudged and point to the wrong direction	▪ **Block lists prevent any unwelcome visitors and also alerts to when unauthorized people repeatedly attempt to access entry points; Facial Recognition provides a second layer of security when users unlock their racks. Two-factor authorization with a Mobile-One-Time-Password and facial recognition creates a higher level of security for logins to servers**

Source: Intro-act, Company

- **Gorilla worked with the Taiwan Agency of Corrections to implement an intelligent video monitoring and analytics system for prisons across the country.** The system helped in remote monitoring of the facility using Gorilla's smart monitoring platform enabling the staff to see events as they occur and reduce their response time. The system captured information from video feeds and alerted staff about things like intrusions, loitering in important control areas, crowds, and fights. Gorilla's video analytics shortened the response time to well-defined and potentially dangerous events, effectively reducing the occurrence of accidents.

Chart 40: Gorilla's Smart Prison Solutions


Cell
Exercise Yard
Visiting Area
Computer Room
Corridor
Entrances
Security Operation Center

Source: Intro-act, Company

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Chart 41: Gorilla's Smart Prison Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **Complicated Access Control:** Unauthorized visitors entering the restricted areas can put the prison at risk; Lack of staff resources to manage all prisoners' access to multiple facilities	▪ **Intelligent video analytics can reduce staff resources while overseeing more areas by immediately detecting and alerting about restricted area intrusions, suspicious loiterers, and blocked people**
▪ **Hard to Maintain Safety of Inmates:** Very difficult to stop a violent incident in advance; Prisoners may gather together, begin shouting and start a fight all within minutes; Large staffing levels required to ensure prisoners of various security levels stay in different zones; Hard to locate and track a suspect when a violent incident occurs	▪ **Grouping Detection and Fight Detection can help staff to stop any incident in advance; Multi-Camera Facial Recognition searches through footage to locate a specific prisoner or visitor; Facial Recognition ensures prisoners, visitors, and staff can gain timed access privileges to appropriate areas. When a tailgating occurs, security guards will be instantly alerted**
▪ **Minimal Perimeter Security on Fences, Gates and Other Facilities:** Lack of staff resources to oversee all perimeters and facilities in case a fire breaks out; Insufficient security for computer room access may compromise the prison's data and security systems	▪ **Facial Recognition adds biometric authentication to the flow of identity verification; IoT Agents can integrate fire and smoke sensors and panic buttons to react to an emergency instantly**

Source: Intro-act, Company

- **Smart City & Transportation Solutions:** Gorilla's Smart City and Safe City solutions give the government, Smart-Parking, campus, and arena administrators a way to better monitor, manage, and make decisions on a large scale. Based on the edge AI technology in IVAR®, Gorilla's wide-reaching Smart City solution has been implemented in many city projects and excels at superior traffic management, public safety, and central management. We believe that connecting Gorilla's edge computing technologies like IVAR to smart cities will redefine the way the society uses intelligent video analytics globally. The three most important use cases of Gorilla's Government & Public Service Solution include 1) Smart Airport, 2) Smart Vehicle, 3) Smart Station, and 4) Smart Parking.
- **Gorilla deployed edge AI solution at Taoyuan Airport** which helped the authorities track suspicious/lost passengers, detect people without masks, and better manage traffic at airport.

Chart 42: Gorilla's Smart Airport Solutions – Use Case: Taoyuan Airport Taiwan


Challenge
The airport approached Gorilla to prepare for Taiwan hosting several large events, with several key objectives:
Identify and monitor suspicious people and activities
• Search for specific travelers
• Monitor vehicle access in restricted areas
• Disease monitoring and health/safety compliance
• Maintain passenger satisfaction
Solution
Gorilla deployed an EDGE AI solution knitting together numerous cameras and sensors to:
• Find and track suspicious or lost passengers through face recognition
• Vehicle tracking via license plate matching and video monitoring technology
• Video and GPS tracking of all ground supply vehicles for coordination of logistics and support
• Mask detection for the entire airport
• Search 200,000 records / 1 min
Result
50%
Reduction in response time
The projects undertaken by Gorilla for Taoyuan Airport show that edge AI and video analytics have the power to manage high-volume, high-density environments with accuracy. These kinds of solutions can benefit security personnel and increase overall safety for travelers.

Source: Intro-act, Company

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Chart 43: Gorilla's Smart Airport Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **Limited People Tracking and Customer Experience Reporting:** Hard to detect congestion in main thoroughfare areas; Difficult to decrease queueing times; Hard to predict restroom maintenance requirements	▪ **Intelligent video analytics immediately detect and alert users to restricted area intrusions, suspicious loiterers, and black listed people. When tailgating occurs, security guards are instantly alerted**
▪ **Incomplete Traveler Safety Measures:** No way to locate and track a person with current systems; Human resources wasted on directing travelers in designated directions; Minimal perimeter security on fences, gates, and delivery areas	▪ **Vehicle License Plate Recognition and Vehicle Location Searches improve traffic management by diverting traffic at arrival and departure areas; Searches using cross-camera Facial Recognition can locate suspicious persons or late-for-boarding travelers**
▪ **Flawed Access Control:** Need biometric sensors at E-gates to decrease staff at Check-in/Entry/Exit/Bag Drop; Employee tailgating through internal security doors causes risks; Weak single-factor authentication, like a password or a key, used for employee access	▪ **Facial recognition enhances airport security check areas and E-gates to verify travelers and employees, then gives access to appropriate areas. Liveness Detection ensures authorized and real humans get access**

Source: Intro-act, Company

Chart 44: Gorilla's Smart Vehicle Solutions


Bus Stops
Smart Bus
Driver Authentication
Vehicle Classification

Source: Intro-act, Company

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Chart 45: Gorilla's Smart Vehicle Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **Minimal Driver and Passenger Authentication:** Imposter drivers cause serious safety concerns; Wasted human resources on verifying ridership instead of providing more customized services	▪ **Facial Recognition ensures transportation safety by preventing drivers from buddy punching, heightening security, and logging every clock-in/out - down to the second. It also provides improved customer experiences by verifying passenger identities. Block lists prevent any unwelcome riders**
▪ **Transport Safety Concerns:** Other vehicles and pedestrians in blind spots on the road can cause accidents	▪ **Vehicle Detection and Classification and Human Detection provide a clear view to drivers of what else is on the road and prevents accidents**
▪ **No Bus Occupancy Information:** Hard to deliver seat availability information at every bus stop as capacity varies from stop to stop	▪ **People Counting greatly improves customer satisfaction by providing accurate seating availability information at each stop**

Source: Intro-act, Company

- **Gorilla worked with Taiwan's Railway Bureau to build the country's first smart train station – Fengyuan Station in Taichung.** The Railway Bureau implemented Gorilla's edge AI video analytics to create a proactive system with advanced video analytics and integration with other IoT devices and sensors in order to make it the most traveler-friendly station while enhancing station safety by preventing accidents and incidents. Behavior analysis enabled operators to identify suspicious passenger actions and immediately notify other staff or police to dangerous situations. With eleven detection methods used at the station the railway authorities were able to reduce the response time by about 50%.

Chart 46: Gorilla's Smart Station Solutions – Use Case: Taiwan Railway Bureau (Fengyuan Station in Taichung)


abandoned object
zone intrusion
Gorilla
Press Release
wrong-way detection

Source: Intro-act, Company

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Chart 47: Gorilla's Smart Station Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **Lack of Resources to Ensure Public Safety:** Labor costs to monitor entire station are high; Pickpockets and robberies pose threats to travelers; No way to search for a criminal across the entire station; Security and identity checks take a lot of time	▪ **Intelligent video analytics reduce human resources while covering more areas by immediately detecting and alerting to railway track and restricted area intrusions, platform edge line crossing, suspicious loiterers, and black listed people**
▪ **Hard to Secure Railway Tracks:** Railway tracks are frequently intruded on by people or animals; People occasionally fall from the platform onto the tracks	▪ **People Counting detects human flow for station entrances, restrooms, and platforms to further improve management**
▪ **Customer Service Quality Hit by High Traveler Volume:** High traveler volume requires more labor resources to maintain operations; Hard to keep restrooms clean; Long queues for purchasing tickets and for the restrooms; People sometimes faint or slip in the restroom and require help	▪ **Facial recognition enhances E-gates to verify travelers and employees, then gives access to appropriate areas. Liveness Detection ensures authorized and real humans get access**

Source: Intro-act, Company

Chart 48: Gorilla's Smart Parking Solutions


KIOSK
Control Center
Parking Areas
Entrance

Source: Intro-act, Company

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Chart 49: Gorilla's Smart Parking Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **Vehicles Bottleneck at Entrance and Exit Points:** Drivers spend too much time on the token system that requires a manual fix from time to time; Difficult to decrease queueing times	▪ **License Plate Recognition speeds up the entrance and exit process and recognizes repeat customers and VIPs, then notifies staff in order to provide premium services**
▪ **Parking Spaces Are Difficult to Find:** Drivers need to search for a space floor by floor; No way to provide premium service for members and VIPs	▪ **Parking Lot Occupancy Detection increases parking garage efficiency by directing drivers to available spaces, while using License Plate Recognition to match and prioritize vehicles**
▪ **Insufficient Security:** Minimal perimeter security on fences; Hard to locate and track a suspect when a car is stolen	▪ **Intelligent Video Analytics immediately detect and send alerts for restricted area intrusions, suspicious loiterers and blacklisted people**

Source: Intro-act, Company

- **Industrial Solutions:** Gorilla's Industrial Solutions deliver AI-based video surveillance and OT security to safely manage people and areas. Access control, attendance, scheduling, and intrusion detection can easily be integrated with existing departments or company-wide systems. It merges traditional processes with IoT, facial recognition, and temperature & mask detection technologies – empowering organizations to effectively access, control and manage employee and visitor records in one place.

Chart 50: Gorilla's Industrial Solutions


Warehouses
HR Offices
Product Line
Work Spaces
War Rooms
Entrances
Data Center

Source: Intro-act, Company

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Chart 51: Gorilla's Industrial Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **Limited Restricted Area Management (Warehouses, War Rooms, Production Lines):** High risk of IP and physical theft; Minimal monitoring risks trespassing and unauthorized access; No reporting when workers enter highly dangerous areas	▪ **Intelligent video analytics immediately detect and alert to restricted area intrusions, trespassing and suspicious loiterers, blacklisted people. When workers step into dangerous areas a warning sounds instantly and managers are alerted**
▪ **Complicated and Insecure Attendance Management:** Afflicted by buddy punching issues and difficulties in tracking real working hours	▪ **Facial Recognition in the attendance system prevents buddy punching, heightens security and logs every clock-in/out - down to the second, ensuring labor resource efficiency**
▪ **Difficult to Manage Personnel Entry and Exit (managers, workers, suppliers, contractors):** Hard to distinguish and enforce the access rights of suppliers, contractors, and employees; No competitor or ex-employee sabotage prevention tactics in place	▪ **Facial Recognition ensures visitors, contractors, suppliers can gain timed access privileges to appropriate areas; Searches using cross-camera Facial Recognition and License Plate Recognition can locate suspects, criminals, and speeding cars**

Source: Intro-act, Company

- **Commercial Solutions:** Gorilla's Commercial Solutions leverage intelligent video analytics to safely facilitate people management. Access control, attendance, scheduling, and performance tracking can easily be integrated with existing departments or company-wide systems. It merges traditional processes with IoT, facial recognition, and temperature & mask detection technologies – empowering organizations to effectively access, control and manage employee and visitor records in one place. The three use cases of Gorilla's Commercial Solutions include 1) Enterprise Security, 2) Smart Retail, and 3) Smart Vending Machine.
- **Gorilla implemented Smart Enterprise Solution at Innolux** which helped the company in better manage their visitors apart from facilitating touch-free visitor access

Chart 52: Gorilla's Enterprise Security Solutions


Smart Enterprise – Innolux Corporation
INNOLUX
Gorilla Smart Enterprise brings facial recognition access control to visitor management.
Company Snapshot
LCD display manufacturer
Location
Founded
Employees
Taiwan
2003
64,000
Core Business
Innolux is a global leader in optoelectronics (TFT-LCD, touch panels & consumer electronics.
Overview
The Challenge:
• Efficiently complete visitor registrations.
• Verify visitor identities across several entry points.
• Grant permission to repeat visitors.
The Solution:
• Support for visitor pre-registration.
• Regulate facial recognition entry point control.
• Notify meeting attendees of visitor arrivals.
Solution Deployment
Access Control &Attendance
Watch list
Situation Management
Edge AI Analytics
Facial Recognition
Touch-free Visitor Access
Innolux display technology embraces access and security management facial recognition.

Source: Intro-act, Company

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Chart 53: Gorilla's Enterprise Security Solutions: Overcoming Existing Challenges

Current Challenges – Existing Model	Gorilla Advantage
▪ **Minimal Building Security Coverage:** Labor costs to monitor the entire building are high; 24/7 complete building coverage is impossible; Building server & maintenance rooms security is low	▪ **Intelligent video analytics reduce human resources while covering more areas by immediately detecting and alerting to restricted area intrusions, suspicious loiterers, and block listed people**
▪ **Poorly Managed Office Spaces:** Access control for office security is low; There are long queues for elevators in the lobby; Only single authentication for office clock-in systems is in place; Office visitor check-ins are slow; Office meeting rooms are difficult to book despite low use	▪ **People Counting detects human flow at elevators to further improve management; Searches using cross-camera Facial Recognition can locate suspicious person**
▪ **Unorganized Parking Garage:** The building parking system is unorganized and makes parking difficult	▪ **Facial Recognition together with RFID/swipe cards create multi-factor authentication to heighten security and control in access to server & maintenance rooms, increase security in clock in/out systems, speed up first-time & return guest check-ins**

Source: Intro-act, Company

Chart 54: Gorilla's Smart Retail Solutions


Product Displays
POS
Aisles
Entrances

Source: Intro-act, Company

38 | Page

39 | P a g e Chart 55: Gorilla’s Smart Retail Solutions: Overcoming Existing Challenges Current Challenges – Existing Model Gorilla Advantage ▪ Limited Visitor Footfall Monitoring: Visitor flow counts across all entries are difficult; Difficult to record and visualize visitor demographics ▪ People Counting and Gender & Age Detection provide a clear picture of when and who come to visit the store . Path Analysis displays how shoppers walk through the store . Heatmaps reveal popular aisles and merchandise ▪ Ineffective Store Layout and Staff Arrangement : Difficult to understand what is happening in stores and make better store arrangements ; Product displays have little impact or are not seen ; Peak traffic by time and area goes unnoticed and unplanned for ▪ Intelligent video analytics immediately detect and alert to restricted area intrusions, suspicious loiterers, and block listed people; Searches using cross-camera Facial Recognition can locate suspicious persons ▪ Low Customer Retention: Not notified to repeat or VIP visits; Minimal delivery of customized service s due to lack of information ▪ Facial Recognition detects and recognizes repeat customers and VIPs, then notifies staff in order to provide premium services Source: Intro-act, Company Chart 56: Gorilla’s Smart Vending Machine Solutions Source: Intro-act, Company Chart 57: Gorilla’s Smart Vending Machine Solutions: Overcoming Existing Challenges Current Challenges – Existing Model Gorilla Advantage ▪ Unknown Customers: Difficult to record and visualize shopper demographics ▪ People Counting and Gender & Age Detection provide a clear picture of customers and purchase times ; Facial Recognition empowers Smart Signage to convey tailor- made communication to registered members ▪ Can’t Sell Age Restricted Goods: Age verification is needed before alcohol or tobacco purchases are allowed ▪ The ability to verify registered members’ identities and ages enables normal vending machines to provide age- restricted goods such as alcohol and tobacco, reaching the customers they never reach ▪ Ineffective Message Delivery : Minimal delivery of customized service s due to lack of information ; No way to provide coupons or special offers to registered members ▪ Facial Recognition API empowers vending machine’s mobile app recognizes registered members identities in order to provide discounts, coupons and premium services Source: Intro-act, Company

40 | P a g e Four-Step Sales and Global Expansion Strategy ▪ Gorilla has a robust four-step sales strategy which is focused on increasing win rate and adding marque clients . We believe this will emerge as key growth driver for the company . Gorilla has a strong product and solution portfolio built on its best-in-class technology . Its edge AI-based technology is a game-changer and Gorilla has a robust four-step sales strategy that will help the company take its product and solutions across the world . Its four-step sales strategy is based upon the strong pillars of 1 ) local know-how, 2 ) business network, and 3 ) a strong investment of $ 100 million . The four-step winning sales strategy includes 1 ) establishing strategic position and increasing win rate, 2 ) gaining key marquee clients in the U . S . and Europe, 3 ) creating an integrated global footprint and managed services platform, and 4 ) creating significant competitive advantages through collaboration and creating significant value-add for customers . Chart 58: Gorilla’s Four-Step Sales Strategy Source: Intro-act, Company ▪ Gorilla’s global expansion strategy : Its growth strategy in the U . S . is focused on hiring key sales staff and enabling partnerships across the vast ecosystems that are redefining industries and creating new business models . In the EU and Middle East , the company’s strategy involves strategic hiring of sales heads in key markets, with a focus on backend infrastructure . In Taiwan and APAC , Gorilla aims to tap all growth opportunities and retain its dominant position in its home market . Finally, in Rest of Asia , the company’s strategy is aimed at growing current relationships while expanding market access and raising innovation . ▪ The company’s global expansion strategy is also customized for geographies and will help the company add more marque clients to its portfolio to build on its existing client list that includes leading names across industries such as Danone, ExxonMobil, AIS (Thailand's Largest Mobile Operator, SET : ADVANC), ITOCHU Techno- Solutions Corporation (Japan’s Leading System Integrator, TYO : 4739 ), MACNICA, Inc . (Japan’s Leading Distributor, TYO : 3132 ), MARUBUN CORPORATION (Japan’s Leading Distributor, TYO : 3132 ), PT Synnex Metrodata Indonesia (Indonesia’s Leading Distributor, IDX : MTDL), VST ECS (Thailand’s Leading Distributor, Member of the VST ECS Group : 0856 . HK), Industri Telekomunikasi Indonesia (Indonesia’s state-owned manufacture), Auresys (a Singaporean vending machine manufacturer and supplier), Macnica DHW (Brazil’s Leading Distributor and joint smart lighting project), Portland International Airport (US), Taoyuan Airport (Taiwan), Taiwan International Port Corporation Ltd . and Taipei Medical University Hospital, among others . Establish strategic position & increase win rate: Gorilla's unique product positioning will be central to help further its winning strategy Gain key marquee clients in the U.S. & Europe: 1) Create a foothold by building local sales, pre-sales and technology customer centric teams in US & Europe 2) Establishing trust and building relationships Create an integrated global footprint & managed services platform: 1) Build brand awareness 2) Enhance credibility amongst customers 3) Create Barriers for new entrants Creat competitive advantages through collaboration: 1) Creation and further development of strategic synergywithin different regions 2) Keep customers that want to graduate from Local to Global 3) Be able to provide full breadth of services 4) AI life cyclemanagement Four-Step Sales Strategy

41 | P a g e Chart 59: Gorilla Global Expansion Strategy Source: Intro-act, Company

42 | P a g e Best-In-Class Management Team ▪ Gorilla’s management team has the experience and the expertise to lead the company’s growth as a public company . Gorilla Technology was established with the vision of being a global leader in video intelligence, Internet of Things (IoT) technologies, and cybersecurity . The company continues to execute on that vision and its management has created a divergent and disruptive culture of innovation, led by a leadership team that has a healthy mix of AI, technology, financial, operations, strategy, and regulatory experience to drive its growth as public company . Dr . Spincer Koh leads Gorilla Technology and has 20 + years of experience in the high-tech industry . The leadership team also includes prominent names from the technology space including Alan Luo as Chief Technology Officer and Felix Song as its Chief Solutions Officer . ▪ Jay Chandan, Executive Chairman and Director . Jay Chandan is the Executive Chairman and a Director of Gorilla Technology Group . He is also the Chairman of the Board of Global SPAC Partners Co . Since 2019 , Mr . Chandan has been the Founder & Managing Partner of KASS Capital, an investment advisory firm that invests globally in the technology industry and provide alternative liquidity solutions to equity investors, debt holders, founders and management teams . Since 2017 , Mr . Chandan has also been the Co-Founder and a Partner of Shackleton-Victoria, an investment firm where Mr . Chandan led the firm’s investment in FinLeap, a financial technology accelerator and incubator . Since 2014 , Mr . Chandan has also been the Co- Founder and a Director of Mathern Ltd . , an investment firm focused on investing in UK companies . From 2010 to 2012 , Mr . Chandan was a Co-Founder and Partner at Cortis Capital LLP, a transformation and project management firm focused on global mergers & acquisitions, where he worked on the Minna Airport City, an urban regeneration project in Nigeria . From 2007 to 2008 , Mr . Chandan served as the CEO of Invensis (UK) Ltd . , a business process outsourcing company . From 2005 to 2007 , Mr . Chandan served as Director of Business Development of EXLservice (UK) Ltd . , a data analytics company that is now publicly traded on the Nasdaq with approximately $ 1 . 2 billion in revenues and approximately $ 4 . 4 billion in market cap . From 2004 to 2005 , Mr . Chandan served as Director of Sales & Strategic Accounts at Exevo (UK) Ltd . , a global market research & outsourcing firm, that was later acquired by Copal Partners and is now part of Moody’s Corporation . From 1995 to 2004 , Mr . Chandan served as the Co-Founder and Executive Director of NPL, an IT services business in Southeast Asia . Mr . Chandan serves as an Advisory Board Member of ConsolFreight LLC, a Fintech FreightTech ecosystem . Mr . Chandan graduated from Madras University, India, with an Engineering Degree, majoring in Computer Sciences . ▪ Dr . Spincer Koh, Chief Executive Officer . Dr . Koh is the Founder and CEO of Gorilla Technology Group . He has more than 20 years of experience in the high-tech industry . He also works as work as a consultant for governments, broadband & mobile network associations, broadcast organizations in Asia and the Middle East, and American media groups . He has been appointed the Chairman of China Broadband Application and Promotion Association and involved with New Digital Media Business Development on DVB-H, 3 G-TV, WiMAX-TV and Interactive News Media . Dr . Koh founded Gorilla Technology Group in 2000 and has since led the company as CEO . ▪ Alan Luo, Chief Technology Officer . With more than 15 years of experience in the information technology industry, Alan Luo is one of the drivers behind the research and development team . With his expertise in distributed computing, network security and telecommunication network, during the past decade, Alan has successfully lead the Gorilla team in providing some of the most advanced knowledge management, text mining, lawful interception, video surveillance and network security solutions . ▪ Felix Song, Chief Solutions Officer . Mr . Song joined the company in April 2003 and presently serves as its Chief Solutions Officer . He is responsible to lead a team of more than 90 people, developed Video Analytics and AIoT Big Data related products . His major responsibility is to manage the development and implementation of all AI video and IoT product lines from business and technical prospective . He has significant experience on video and big data related technology and business, including AI video analytics, deep learning and big data platform architecture . He has also been involved in cloud

43 | P a g e service architecture of video related services with telecommunication and cloud infrastructure partners . Prior to joining Gorilla, he served as Project Lead at Trend Macro between 2000 and 2003 . Mr . Song completed his Master of Science (MS) from National Cheng-Kung University . ▪ Stardi Yen, has been the Senior Vice President of Finance of Gorilla since 2018 . Prior to his role, he was the Assistant Vice President of Strategic Investment for the Pou Chen Corporation from 2016 to 2018 . Mr . Yen graduated from National Taiwan University with a Bachelor of Science degree and from Simon School of University of Rochester with a Master of Business Administration . ▪ Mike Wang, Head of Sales – South East Asia . Mr . Wang is associated with Gorilla Technology Group since 2002 . Prior to this he was Customized Research Assistant at ACNielsen between 1999 and 2000 and a Journalist at CTI Media Group between 1997 and 1999 . He has done his M . S . /MBA from Questrom School of Business, Boston University and has done hie MA in Integrated Marketing Communication from Emerson College . ▪ Tomoyuki Nii, Independent Director . Tomoyuki Nii, is an Independent Director at Gorilla Technology Group . He has been the Executive Officer of SBI Investment Co . , Ltd (formerly Softbank Investment) since 2018 and has been responsible for overseas investments by the company’s funds . Between 2016 and 2018 , Mr . Nii was the General Manager of SBI Investment Co . , Ltd mainly investing in Europe . Mr . Nii graduated from the Keio University, Japan with a degree in Law and received a Master of Business Administration in Corporate Finance, Venture Finance, Risk Analysis from the Waseda Graduate School of Finance, Accounting and Law, Tokyo . ▪ Ruth Kelly, Independent Director - Since November 2021 , Ms . Kelly has been non-executive Chair of Thames Freeport, a private-sector led, UK government sponsored regeneration initiative, north of the Thames Estuary . Since September 2020 , Ms .. Kelly has been a member of the Vatican’s Council for the Economy, which oversees the Holy See’s finances . Since April 2019 , Ms Kelly has also been a non-executive Director of Heathrow Airport and a member of the airport’s Audit and Finance committees . From April 2016 to March 2019 , Ms . Kelly served as a non-executive director of the Financial Conduct Authority, the regulator of the conduct of financial services in the UK ; throughout that time, she also served as Chair of the regulator’s Audit Committee and member of its Risk Committee . Between October 2011 and July 2017 , Ms . Kelly was a non-executive director of National Grid, one of the world’s largest publicly listed utilities focused on transmission and distribution of electricity and gas across the UK and US, serving on its finance, audit and nomination committees . From September 2015 to August 2019 , Ms . Kelly served as Pro Vice Chancellor of St Mary’s University, Twickenham, London, overseeing the development, enterprise and research agendas . From May 2010 -August 2015 , Ms . Kelly worked as a Managing Director at HSBC Bank, during which time she became Global Head of Client Strategy in HSBC Global Asset Management, overseeing global marketing and managing global relationships across the banking group . From May 1997 to April 2010 , Ms . Kelly was a UK politician, serving in various ministerial capacities including as Economic Secretary to the Treasury, Financial Secretary to the Treasury, Minister of State in the Cabinet Office, Secretary of State for Education, Secretary of State for Communities and Local Government and Secretary of State for Transport . From September 1994 to April 1997 , Ms . Kelly worked as an economist at the Bank of England . From August 1990 to September 1994 , Ms . Kelly was an economics journalist on The Guardian newspaper . In 1992 , Ms . Kelly received a Masters of Science from the London School of Economics . Ms . Kelly graduated from The Queen’s College, Oxford, in 1989 in Philosophy, Politics and Economics . ▪ Yoichiro Hirano – Independent Director - is the founder of Asteria Corporation (TSE : 3853 ) and has been the Chief Executive Officer since 1998 . He also serves as a director and Chairman of the Board of the company . Mr . Hirano has over thirty (30) years of experience in the software industry, beginning in 1998 when he founded the Infoteria Corporation, the predecessor to Asteria . He has served as a Visiting Professor at Aoyama Gakuin University, Graduate School of Social Informatics from 2008 to 2011 . Prior to founding Asteria, he led the Marketing and Strategic Planning team for ten (10) years at Lotus Development Corporation, which was acquired by IBM . Mr . Hirano attended Kumamoto University where he studied Applied Chemistry .

44 | P a g e ▪ Gregg Walker, Independent Director - Mr . Walker joined Muller & Monroe Asset Management as a Partner and Managing Director in July 2021 and leads the co-investment efforts of the firm as well as the firm’s New York City office . Mr . Walker founded G . A . Walker, LLC in July 2016 when he left his position as the Senior Vice President for Corporate Development at Sony Corporation of America (Sony), a position he had held since March 2009 , and he has been the Managing Member of G . A . Walker, LLC since its inception . Mr . Walker is currently a member of the Board of Vewd Software A/S and of Blue Whale Acquisition Corp I (a SPAC sponsored by Mubadala Capital) . While serving as the Managing Member of G . A . Walker, LLC, Prior to joining Sony, Mr . Walker was Vice President of Mergers and Acquisitions at Viacom for three years . Before, Viacom, Mr . Walker was a Vice President at Goldman Sachs in the investment banking division . Mr . Walker was at Goldman Sachs for nearly a decade . Mr . Walker earned an undergraduate degree from Washington University in St . Louis and a law degree from Yale Law School . In 2012 , Mr . Walker was honored by Washington University as one of six alumni to receive a Distinguished Alumni Award, and Washington University honored him again in 2016 with the Alumnus of the Year Award for the New York City metro area . Mr . Walker is the former President of the Levitt Foundation, the former Chairman of the Harlem YMCA (where his leadership resulted in the Harlem YMCA achieving the Transformational Leadership Award from the YMCA of New York City — an award that had only ever been awarded once before), and a member of the Board of Harlem RBI (now called “Dream”) .

Fundamental & Valuation Analysis

Strong Growth, Improving Margins, and Cash Generation Reflect Robust Fundamentals

- **Driven by a combination of its best-in-class technology and its four-step global growth strategy, Gorilla's topline is expected to grow at 50%+ CAGR to $400 million by 2026**. Management expects CY22 topline to come in at $65 million – revenue is expected to surpass $150 million in CY24 and exceed $400 million by CY26. This growth will be driven by the company's four-step winning sales strategy focused on 1) establishing strategic position and increasing win rate, 2) gaining key marquee clients in the U.S. and Europe, 3) creating an integrated global footprint and managed services platform, and 4) creating significant competitive advantages through collaboration and creating significant value-add for customers. Further, the company's local know-how, business network, and $100 million+ growth investment will also boost topline in the coming years, as will its global expansion strategy aimed at expanding its salesforce across continents (NA and EU) and maintaining its leadership position in the APAC region. This growth is reflected in the company's estimated regional revenue split with the share of the U.S., EU, Southeast Asia, and Japan expected to rise significantly through 2026 (see chart below) even as revenue in Taiwan grows fast in absolute terms. Innovation, through introduction of new AI solutions resulting from the company's technology roadmap, will also emerge as a growth and will contribution of new AI products higher.

Chart 60: Gorilla's Revenue Will Grow More Than 5x Through CY26


$ million
65
90
151
254
402
2022 (E)
2023 (E)
2024 (E)
2025 (E)
2026 (E)

Source: Intro-act, Company

45 | Page

46 | P a g e Chart 61: Growth AI Products and the U.S. Market Will Drive Gorilla’s Revenue Growth Source: Intro-act, Company ▪ Strong revenue growth will be complemented by expanding profit margins and rising operating cash flow . Thanks to its sound business model, Gorilla is already generating positive gross profit, EBITDA, and operating cash, a standout performance in the disruptive tech space where a lot of business are yet to generate profit . Driven by a combination of strong revenue growth, cost management, and operating leverage, management expected to expand gross margin to 56 % and EBITDA margin to 45 % by 2026 , while increasing its operating cash flow and operating cash flow margin during the next five years . Chart 62: Gorilla’s Profit Margins Will Continue to Expand Through CY26 Source: Intro-act, Company

47 | P a g e Modest Valuation Offers Attractive Investment Opportunity ▪ At a pro-forma enterprise value of $ 708 million, Gorilla is undervalued vs . peers . The Global SPAC Partner deals values Gorilla Technology at $ 708 million which is 10 . 9 x its CY 22 sales . Gorilla’s sales multiple reflects a big discount compared to the CY 22 sales multiple of its peer group consisting of SaaS players, automation technology companies, and automation software companies . Overall, the CY 22 sales multiple of peer group stands at 17 . 9 x suggesting that Gorilla is valued at a ~ 39 % discount to its peers on average . (See chart below . ) ▪ Using a future valuation date of December 31 , 2025 , Gorilla’s EV can be calculated by applying 2026 E revenue of $ 402 million to an EV/NTM revenue multiple range of 10 . 1 x to 20 . 6 x based on upper and lower peer quartiles, which results in an implied midpoint future EV of $ 6 . 2 billion . Discounting the EV 20 % p . a . over a four-year period results in an implied present value of $ 3 . 0 billion . The fully diluted proforma transaction value of $ 708 million reflects a 75% + discount to the $ 3 . 0 billion implied valuation . ▪ We believe that Gorilla presents an attractive opportunity to investors looking to benefit from the growth of Edge AI market . Its implied mid-point future enterprise value of $ 6 . 2 billion represents an 772 % upside to the pro- forma transaction enterprise value . Chart 63: Gorilla is Valued at a Significant Discount to its Peers Source: Intro-act, Company

48 | P a g e Chart 64: Gorilla’s Pro-Forma Enterprise Value Reflects a 75% Discount to its Present Value Source: Intro-act, Company ▪ Gorilla’s offerings are superior to its competitor’s product offering and we believe this will lead to re-rating of the company in the post transaction period . Gorilla’s competitors include companies from SaaS space, Edge AI software focused companies and automation companies . Gorilla fares better than its peer in these spaces due to 1 ) unique product positioning, 2 ) high gross margin business, 3 ) platform offerings, and 4 ) strong R&D and innovation pipeline . As such, we expect the valuation gap with peers to narrow soon and expect Gorilla to trade at par or at a premium valuation compared to its peer group . Chart 65: Gorilla is Superior to Its Peer on Multiple Fronts Source: Intro-act, Company

49 | P a g e ▪ The success of SenseTime ( 0020 . HK) IPO establishes investors’ confidence in well-established AI companies . SenseTime Group Inc . ( 0020 . HK) – the biggest Asian AI company in terms of revenue in 2020 – made its debut on the Main Board of the Hong Kong Stock Exchange, raising approximately HK $ 5 . 78 billion (approximately $ 740 million) for the issue of 4 . 5 % of SenseTime’s enlarged issued share capital, before any exercise of the over-allotment option . The company is also the largest computer vision software provider in China which has become the first "unicorn" in Hong Kong Science Park led by its groundbreaking AI technologies . SenseTime ( 0020 . HK) has an 11 % market share in China’s computer vision software market . The company has delivered phenomenal returns, within a very short period, since the listing of its class B shares on the Hong Kong Stock Exchange on December 30 , 2021 . ▪ The company’s share price hit a high of HK$9.7 on the day of its listing giving a 150%+ return to investors and trading at HK$7.37 per share (as of January 10, 2022) the returns are still 90%+. ▪ SenseTime sold 1.5 billion shares at HK$3.85 – the lower end of the IPO price band – valuing the company in excess of $16 billion. ▪ The Hong Kong retail tranche of the global offering was over-subscribed by over 5 times, and the international tranche of the global offering was moderately over-subscribed. ▪ The SenseTime IPOs success also reinforces the fact that investors are open to backing technology-focused companies of Chinese origin . SenseTime is the first major Chinese technology company tapping the overseas capital market since the ride-sharing giant Didi Global Inc . (NYSE : DIDI) went public on the New York Stock Exchange . While DiDi’s (NYSE : DIDI) investors have suffered severe drawdown as the company contemplates moving to the Hong Kong Stock exchange, SenseTime has generated handsome returns post its listing directly on the Hong Kong Stock exchange . It is also worth noting that the IPO received tremendous response despite one of its unlisted subsidiaries being blacklisted by the U . S . government . ▪ The U . S . Treasury Department added SenseTime to a list of Chinese military-industrial complex companies on December 10 , citing its development of facial recognition software that can determine ethnicity and has been used to help the Chinese government identify ethnic Uyghurs in the province of Xinjiang . ▪ Investors are likely to embrace Gorilla as it taps the capital market given its similarities with SenseTime ( 0020 . HK) . SenseTime is the leader in computer vision AI – an offering that is very similar to Gorilla’s core strength and focus area – and generates ~ 48 % of its revenue from providing facial recognition and computer vision software to municipal governments and their departments . It generates ~ 40 % of its revenue from the enterprise sector and is actively targeting the opportunity provided by the autonomous vehicles market . Another similarity between the two companies happens to be their focus on R&D . Overall, we see a strong similarity between not only the service offering but also the client types of Gorilla and SenseTime . We also see the success of SenseTime IPO as a feat which can be replicated with Gorilla’s SPAC deal . The success of SenseTime IPO also highlights the confidence of investors in the underlying technology and its use case given that the negative publicity prior to its IPO offering and weak performance of the overall Hong Kong market kept the short- term investors, who are otherwise keen to make quick money, away from the IPO offering . Chart 66: SenseTime Technical Capabilities ae Similar to Gorilla’s Technological Capabilities Core Strength Areas and Service Offering ▪ SenseCore AI Infrastructure ▪ Intelligent Automobile technology ▪ General Artificial Intelligence ▪ Augmented Reality ▪ AI-Enabled Content Generation ▪ Decision Intelligence ▪ AI-Enabled Content Enhancement ▪ Medical Image Analysis Source: Intro-act, Company

50 | P a g e Investment Risks ▪ Inability to grow at projected rates may hamper profitability and cash flow generation capabilities . Gorilla expects to grow its revenue at a CAGR of 50% + through CY 26 and if it is unable to grow its revenue at the projected pace then it may suffer falling profit margins which will ultimately hamper its cash-generating capabilities . Its projected growth rate may suffer due to multiple internal and external reasons including weakening market conditions . ▪ Inability to develop new solutions which are attractive to enterprises could adversely affect topline . Gorilla’s success depends to a significant extent on being able to constantly develop new solutions which remain attractive to enterprises . The process of developing new solutions remains complex, time-consuming, capital intensive, and uncertain . As a result, there is no guarantee that Gorilla will be able to continuously innovate in a cost- and time-efficient manner and this will expose the company to significant risk . ▪ Inability to compete effectively and adapt to changing market conditions may hamper strategic growth plans . Gorilla will continue to face stiff competition from other players who may have better investment capacity and superior technological skills and outperform Gorilla taking away market share from Gorilla . The market demand will continue to evolve, and Gorilla will have to adapt to these changing market conditions and its inability or failure to adapt to these changing market conditions will challenge its growth . ▪ Cybersecurity attacks could lead to significant costs and business disruptions . Gorilla has developed significant expertise in edge AI technologies and its edge platform and internal IT systems remain exposed to the risk of cyberattacks . There may be attempts to steal its proprietary information related to business and products as well as information related to employees and customers . These attempts may take a variety of forms, including DDoS attacks, infrastructure attacks, botnets, malicious file uploads, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, and malicious software programs . In addition, other parties may attempt to gain unauthorized physical access to our facilities in order to infiltrate its internal-use information systems . Any security breach including the cybersecurity attacks may damage Gorilla’s reputation, negative publicity, loss of partners and customers . It may also lead to increased litigation costs thus hampering its topline and profitability . ▪ IT disruptions could lead to increased costs and business disruptions . Gorilla’s solutions are highly complex and are designed to be deployed in and across numerous large and complex networks . The company may face errors and bugs in its internal IT system and the company’s inability to fix errors or other problems that may be identified and improve the quality of our solutions or systems may lead to business disruptions and also require the company to spend significant amounts to rectify these problems . These may also lead to damage claims from its customers thereby further increasing the company’s business costs . ▪ Geographic risk associated with business operations in multiple countries . The company expects to generate its revenue from countries and geographic regions across the world, including the U . S . , the EU, Middle East, and South-East Asia . This exposes the company to geopolitical and economic risks associated with these regions . ▪ Risks associated with its key partners . Gorilla has developed its edge computing capabilities in association with multiple partners and its ability to continue to develop attractive solutions will depend upon these partnerships . Its inability to maintain its partnership with leading technology players may hamper its ability to offer best-in-class products and solutions to its customers . ▪ Inability to retain its employees may hamper its business and growth prospects . Gorilla operates in a very competitive environment and as such its competitors will try to poach its employees giving them better remunerations and perks, exposing the company to the risk of losing talented people .

51 | P a g e Appendix Chart 67: Gorilla Case Study – Taiwan Criminal Investigation Bureau Source: Intro-act, Company Chart 68: Gorilla Case Study – Taipei Medical University Hospital Source: Intro-act, Company

52 | P a g e Chart 69: Gorilla Case Studies – Smart City and Transportation Source: Intro-act, Company Chart 70: Gorilla Case Studies – Industrial and Commercial Source: Intro-act, Company

53 | P a g e General Disclaimer and Copyright This report has been issued by Intro-act, Inc . , in consideration of a fee payable . Fees are paid upfront in cash and/or equity without recourse . Intro-act, Inc may seek additional fees for the assistance with investor targeting, access, and further investor preparation services, but does not get remunerated for any investment banking services . Accuracy of content : All information used in the publication of this report has been compiled from publicly available sources who are believed to be reliable . However, we do not guarantee the accuracy or completeness of this report, and have not sought for this information to be independently verified . Opinions contained in this report represent those of the Intro-act analysts at the time of publication . Forward-looking information or statements in this report contain information that is based on assumptions, forecasts of future results, and estimates of amounts not yet determinable, and therefore involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of their subject matter to be materially different from current expectations . Exclusion of Liability : To the fullest extent allowed by law, Intro-act, Inc . shall not be liable for any direct, indirect, or consequential losses, loss of profits, damages, or costs or expenses incurred or suffered by you arising out or in connection with the access to, use of, or reliance on any information contained in this note . No personalized advice : The information that we provide should not be construed in any manner whatsoever as personalized advice . Also, the information provided by us should not be construed by any subscriber or prospective subscriber as Intro-act’s solicitation to affect, or attempt to affect, any transaction in a security . The securities described in the report may not be eligible for sale in all jurisdictions or to certain categories of investors . Investment in securities mentioned : Intro-act has a restrictive policy relating to personal dealing and conflicts of interest . Intro- act, Inc does not conduct any investment business and, accordingly, does not itself hold any positions in the securities mentioned in this report . However, the respective directors, officers, employees, and contractors of Intro-act may have a position in any or related securities mentioned in this report, subject to Intro-act’s policies on personal dealing and conflicts of interest . Copyright : Copyright 2022 Intro-act, Inc . (Intro-act) . Intro-act is not registered as an investment adviser with the Securities and Exchange Commission . Intro-act relies upon the “publishers’ exclusion” from the definition of investment adviser under Section 202 (a) (11) of the Investment Advisers Act of 1940 and corresponding state securities laws . This report is a bona fide publication of general and regular circulation offering impersonal investment-related advice, not tailored to a specific investment portfolio or the needs of current and/or prospective subscribers . As such, Intro-act does not offer or provide personal advice, and the research provided is for informational purposes only . No mention of a particular security in this report constitutes a recommendation to buy, sell, or hold that or any security, or that any particular security, portfolio of securities, transaction, or investment strategy is suitable for any specific person .

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transactions (“Transactions”) of Global SPAC Partners Co., a special purpose acquisition company incorporated as a Cayman Islands exempted company (“Global”), and Gorilla Technology Group Inc., a Cayman Islands exempted company (“Gorilla”), contemplated by a definitive Business Combination Agreement, dated December 21, 2021 (the “Business Combination Agreement”). Global’s and Gorilla’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Global’s and Gorilla’s expectations with respect to future performance and anticipated financial impacts of the Transactions, the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Global or Gorilla and are difficult to predict. Factors that may cause such differences include but are not limited to: (i) the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the post-Transaction company (the “Company”) or the expected benefits of the Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Transactions; (iii) matters discovered by the parties as they complete their respective due diligence investigation of the other parties; (iv) the ability of Global prior to the Transactions, and the Company following the Transactions, to maintain the listing of the Company’s shares on Nasdaq; (v) costs related to the Transactions; (vi) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Transactions; (vii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of Global, the satisfaction of the minimum cash requirements of the Business Combination Agreement following any redemptions by Global’s public shareholders; (viii) the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; (ix) the outcome of any legal proceedings that may be instituted against Global or Gorilla related to the Transactions; (x) the attraction and retention of qualified directors, officers, employees and key personnel of Global and Gorilla prior to the Transactions, and the Company following the Transactions; (xi) the ability of the Company to compete effectively in a highly competitive market; (xii) the ability to protect and enhance Gorilla’s corporate reputation and brand; (xiii) the impact from future regulatory, judicial, and legislative changes in Gorilla’s or the Company’s industry; (xiv) the uncertain effects of the COVID-19 pandemic; (xv) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; (xvi) future financial performance of the Company following the Transactions, including the ability of future revenues to meet projected annual bookings; (xvii) the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; (xviii) the ability of the Company to generate sufficient revenue from each of our revenue streams; (xix) the ability of the Company’s patents and patent applications to protect the Company’s core technologies from competitors; (xx) the Company’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements; (xxi) product sales and/or services; (xxii) the Company’s ability to execute its business plans and strategy; and (xxiii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by Global or Gorilla. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Global and Gorilla undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Readers are referred to the most recent reports filed with the SEC by Global. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Global undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Gorilla, Global, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Global securities in respect of the proposed Transactions. Information about Global’s directors and executive officers and their ownership of Global’s securities is set forth in Global’s filings with the SEC. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transactions and Where to Find It

Gorilla has filed with the SEC a Registration Statement on Form F-4, which includes a preliminary proxy statement of Global that constitutes a prospectus for Gorilla. Promptly after filing its definitive proxy statement with the SEC, Global will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the extraordinary general meeting of Global shareholders relating to the Transactions. Investors and securityholders of Global and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Global’s solicitation of proxies for the extraordinary general meeting to be held to approve the Business Combination Agreement and the Transactions because these documents will contain important information about Global, Gorilla, the Company, the Business Combination Agreement and the Transactions. The definitive proxy statement will be mailed to securityholders of Global as of a record date to be established for voting on the Business Combination Agreement and the Transactions. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the Transactions (when they become available), and any other documents filed by Global with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Global at: 2093 Philadelphia Pike #1968, Claymont, DE 19703.